Arthur J. Gallagher & Co.

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Arthur J. Gallagher & Co., an international insurance brokerage and risk management services firm, is headquartered in Itasca, Illinois, has operations in nine countries and does business in more than 100 countries around the world through a network of correspondent brokers and consultants. Gallagher is traded on the New York Stock Exchange under the symbol AJG.

Arthur J. Gallagher & Co.

2003 Financial Review

PROVEN
CLIENT BY CLIENT

Arthur J. Gallagher & Co.

2003 Financial Review

PROVEN
CLIENT BY CLIENT

ARTHUR J. GALLAGHER & CO. 2003 FINANCIAL REVIEW

Arthur J. Gallagher & Co.

2003 Financial Statements

Index

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion and analysis should be read in conjunction with Gallagher's consolidated financial statements and the related notes thereto that are included elsewhere herein.

Gallagher provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional, governmental and personal accounts through out the United States and abroad. Commission revenue is primarily generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or human resource/employee benefits market. Investment income and other revenue is generated from Gallagher's investment portfolio, which includes fiduciary funds, equity securities, and tax advantaged and other strategic investments. Gallagher is headquartered in Itasca, Illinois, has operations in nine countries and does business in more than 100 countries globally through a network of correspondent brokers and consultants.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Cautionary Language Regarding Forward-Looking Statements" on page 30 of the 2003 Annual Review.

Insurance Market Overview

During the period from 1986 to 2000, heavy competition for market share among P/C insurance carriers resulted in low premium rates. This "soft market" (i.e., low premium rates) generally resulted in flat or reduced renewal commissions. During this soft market, natural catastrophes and other losses resulted in billions of dollars in underwriting losses to the insurance market. Substantial mergers, both domestically and internationally, resulted in fewer insurance companies. Increased property replacement costs and increasingly large litigation awards caused some clients to seek higher levels of insurance coverage. These factors would generally have the effect of generating higher premiums to clients and higher commissions to Gallagher. However, there were opposing factors including favorable equity markets, increased underwriting capital causing heavy competition for market share and improved economies of scale following consolidations, all of which tended to lower premium rates. The net result was that P/C premium rates remained low through 1999. Years of underwriting losses, coupled with the downward turn in equity markets and the decline in interest rates during the three-year period that preceded 2003, have depleted insurers' capital. In order to restore their capital to adequate levels, many carriers began to increase premium rates in 2000 and continued to do so throughout 2001 and 2002 and well into 2003, particularly after the events described below.

The insurance industry was jolted by the tragic terrorist attacks that occurred on September 11, 2001. The devastation caused by those events resulted in the largest insurance loss ever. Along with this historic loss, larger than anticipated loss experience across most risks, the stock market's steep decline, lower interest rates and diminished risk capacity led to an unprecedented acceleration of premium rate increases. A higher premium rate environment is referred to as a "hard market" and generally results in increased commission revenues. Fluctuations in premiums charged by insurance companies have a direct and potentially material impact on the insurance brokerage industry. Commission revenues are generally based on a percentage of the premiums paid by insureds and normally follow premium levels. Thus, a hard market will generally contribute positively to Gallagher's operating results. Since September 11th, the increased premium rates charged by insurance companies have had a positive impact on Gallagher's 2002 and 2003 operating results. While the hard market has continued into 2003, statements made by P/C insurance carriers in the latter part of 2003, and Gallagher's fourth quarter 2003 renewals, indicate that the rate of increase in premiums has moderated. Carriers are indicating that moderate claim related increases are becoming more typical rather than the substantial double-digit increases seen in 2002 and 2003. Further, carriers are becoming more competitive on selective client risks with favorable historical loss experience. Gallagher is unable to predict with a high degree of certainty the future effect of this moderation on its operations. However, if the industry is entering a period of flattening premium rates and a softer market, then the effect of this trend may have a negative impact on Gallagher's brokerage revenues.

In a period of rising insurance costs, there is resistance among certain "risk" buyers (Gallagher's clients) to pay increased premiums and the higher commissions generated by these premiums. Such resistance has caused some buyers to raise their deductibles and/or reduce the overall amount of insurance coverage they purchase. In addition, some buyers have switched to negotiated fee in lieu of commission arrangements with Gallagher for placing their risk. Other buyers have moved toward the alternative insurance market, which could have a favorable effect on Gallagher's Risk Management Services segment. These factors tend to reduce commission revenue to Gallagher. Gallagher anticipates that new sales and renewal increases in the areas of risk management, claims management, captive insurance and self-insurance services will continue to be a major factor in Gallagher's fee revenue growth in 2004. Though inflation tends to increase the levels of insured values and risk exposures, premium rates charged by insurance companies have had a greater impact on Gallagher's revenues than inflation.

Critical Accounting Policies

Gallagher's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP), which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Gallagher believes the following significant accounting policies may involve a higher degree of judgment and complexity. See Note 1 to the consolidated financial statements for other significant accounting policies.

Revenue Recognition

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance companies, are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. A contingent commission is a commission paid by an insurance company that is based on the overall profit and/or volume of the business placed with that insurance company. Commissions on premiums billed directly by insurance companies relate to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance company. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance companies. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

Fee revenues generated from the Brokerage segment primarily relate to fees negotiated in lieu of commissions, which are recognized in the same manner as commission revenues. Fee revenues generated from the Risk Management segment relate to third party claims administration, loss control and other risk management consulting services, which are provided over a period of time, typically one year. These fee revenues are recognized ratably as the services are rendered. The income effects of subsequent fee adjustments are recorded when the adjustments become known.

Premiums and fees receivable in the consolidated balance sheet are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as necessary. The use of different estimates or assumptions could produce different results.

Fair Value of Investments

Trading Securities - Trading securities managed directly by Gallagher and by third party managers consist primarily of common and preferred stocks and corporate bonds. The trading securities managed by third parties, which were generally structured through limited partnerships, were liquidated during 2003. Trading securities are carried at fair value in the accompanying consolidated balance sheet, with unrealized gains and losses included in the consolidated statement of earnings. The fair value for these securities is primarily based on quoted market prices. To the extent that quoted market prices are not available, fair value is determined based on other relevant factors including dealer price quotations, price quotations for similar instruments in different markets and pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. The use of different pricing models or assumptions could produce different results.

Other Investments - For those investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist, include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes, and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

If an indicator of impairment exists, Gallagher compares the investment's carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of common and preferred stock investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no write-down may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines an impairment is other-than-temporary, and therefore that a write-down is required, it is recorded as a realized loss against current period earnings.

Both the process to review for indicators of impairment and, if such indicators exist, the method to compute the amount of impairment incorporate quantitative data and qualitative criteria including the receipt of new information that can dramatically change the decision about the valuation of an investment in a short period of time. The determination of whether a decline in fair value is other-than-temporary is necessarily a matter of subjective judgment. The timing and amount of realized losses reported in earnings could vary if management's conclusions were different.

Due to the inherent risk of investments, Gallagher cannot give assurance that there will not be impairments in the future should conditions change.

Intangible Assets

Intangible assets represent the excess of cost over the value of net tangible assets of acquired businesses. Gallagher classifies its intangible assets as either goodwill, expiration lists or non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements), while goodwill is not subject to amortization. Allocation of intangible assets between goodwill, expiration lists and non-compete agreements and the determination of estimated useful lives are based on valuations Gallagher receives from qualified independent appraisers. The calculations of these amounts are based on estimates and assumptions using historical and pro forma data and recognized valuation methods. The use of different estimates or assumptions could produce different results. Intangible assets are carried at cost, less accumulated amortization in the accompanying consolidated balance sheet.

While goodwill is not amortized, it is subject to periodic reviews for impairment (at least annually or more frequently if impairment indicators arise). Gallagher reviews goodwill for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill. Under those circumstances, if the fair value were less than the carrying amount of the asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. No such indicators were noted in 2003 and 2002. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Adoption of New Accounting Standards

See Note 2 to the consolidated financial statements for a discussion on the effects of the adoption of new accounting standards in 2003.

Business Combinations

See Note 4 to the consolidated financial statements for a discussion on the 2003 business combinations.

Results of Operations

In the discussion that follows regarding Gallagher's results of operations, Gallagher provides organic growth percentages with respect to its commission and fee revenues. This information may be considered a "non-GAAP financial measure" because it is derived from Gallagher's consolidated financial information but is not required to be presented in financial statements that are prepared in conformity with accounting principles generally accepted in the United States (GAAP). Rules and regulations of the Securities and Exchange Commission (SEC) require supplemental explanations and reconciliations of all "non-GAAP financial measures." When Gallagher refers to organic growth percentages with respect to its commission and fee revenues in its discussion of results of operations, Gallagher excludes the first twelve months of net commission and fee revenues generated from the acquisitions accounted for as purchases in each year presented. These acquisition-related commissions and fees are excluded from organic revenues in order to determine the revenue growth that is associated with the operations that were a part of Gallagher in the prior year. Management has historically utilized organic revenue growth as an important indicator when assessing and evaluating the performance of its Brokerage and Risk Management segments. Management also believes that the use of this measure allows financial statements users to measure, analyze and compare the growth from its Brokerage and Risk Management segments in a meaningful and consistent manner. A reconciliation of organic revenue growth percentages to the reported revenue growth percentages for the Brokerage and Risk Management segments is presented in the paragraphs immediately following each table in which such percentages are presented.

Brokerage

The Brokerage segment comprises three operating divisions: the Brokerage Services-Retail Division (BSD), Specialty Marketing and International (SMI) and Gallagher Benefit Services (GBS). The Brokerage segment, for commission or fee compensation, places commercial P/C and employee benefit-related insurance on behalf of its customers. Financial information relating to Gallagher's Brokerage segment is as follows (in millions):

	2003	Percent Change	2002	Percent Change	2001
Commissions	$ 746.2	13%	$ 662.9	23%	$ 537.9
Fees	135.5	24%	109.0	75%	62.3
Investment income - fiduciary	7.5	(20%)	9.4	(22%)	12.1
Gross revenues	889.2	14%	781.3	28%	612.3
Less brokerage	(40.7)	(1%)	(41.1)	17%	(35.0)
Total revenues	848.5	15%	740.2	28%	577.3
Compensation	482.1	14%	424.0	30%	325.7
Operating	172.2	15%	150.0	23%	121.8
Depreciation	12.1	11%	10.9	18%	9.2
Amortization	9.8	48%	6.6	113%	3.1
Total expenses	676.2	14%	591.5	29%	459.8
Earnings before income taxes	172.3	16%	148.7	27%	117.5
Provision for income taxes	42.1	(6%)	44.6	230%	13.5
Net earnings	$ 130.2	25%	$ 104.1	0%	$ 104.0
Growth - revenues	15%		28%		12%
Organic growth in commissions and fees	10%		17%		14%
Growth - pretax earnings	16%		27%		21%
Compensation expense ratio	54%		54%		53%
Other operating expense ratio	19%		19%		20%
Effective tax rate	24%		30%		11%
Pretax profit margin	19%		19%		19%
Identifiable assets at December 31	$ 2,042.9		$ 1,755.2		$ 1,540.7

The increase in commissions for 2003 compared to 2002 was principally due to new business production, renewal rate increases and an increase in contingent commissions, all of which aggregated to $197.0 million and were partially offset by lost business of $114.0 million. The increase in fees for 2003 compared to 2002 resulted from new business production and renewal rate increases of approximately $39.0 million, which were partially offset by lost business of $13.0 million. Also contributing to the increase in commissions and fees in 2003 were revenues associated with the acquisitions accounted for as purchases that were made in the last 12 months. The increase in commissions for 2002 compared to 2001 was principally due to new business production, renewal rate increases and an increase in contingent commissions, all of which aggregated to $204.0 million and were partially offset by lost business of $79.0 million. The increase in fees for 2002 compared to 2001 resulted from new business production and renewal rate increases of approximately $55.0 million, which were partially offset by lost business of $8.0 million. Also contributing to the increase in commissions and fees in 2002 were revenues associated with the acquisitions accounted for as purchases that were made in the last 12 months. The organic growth in commission and fee revenues in 2003 was 10%, 17% for 2002 and 14% for 2001. The following acquisition-related commission and fee revenues were excluded in deriving the organic growth percentages: $34.8 million in 2003 and $69.5 million in 2002.

Investment income - fiduciary, which represents interest income earned on cash and restricted funds, decreased in 2003 compared to 2002 and in 2002 compared to 2001 primarily due to reductions in short-term interest rates. While the amount of invested cash has increased, rates of return are at historically low levels placing downward pressure on the interest that Gallagher is able to earn.

The increase in compensation expense in 2003 compared to 2002 was primarily due to an increase in the average number of employees, salary increases, increases in incentive compensation linked to Gallagher's overall operating results, a corresponding increase in employee benefit expenses, increases in pension and medical insurance costs, the expensing of stock-based compensation in 2003 and the adverse impact of foreign currency translation. The increase in employee headcount primarily relates to the addition of employees associated with the acquisitions accounted for as purchases that were made in the last 12 months and the full year effect of additional employees hired throughout 2002 as part of an initiative by Gallagher to grow revenues through targeted strategic hiring. Compensation as a percentage of commission and fee revenues was 54% in 2003 and 2002 and 53% for 2001. The 2003 and 2002 percentages were slightly higher than Gallagher's historical ratios primarily due to the investments made in new personnel during 2002 and the latter part of 2001 as it takes time for the commission and fee revenues generated from the new production personnel to cover their fixed costs and to contribute favorably to pretax earnings. The increase in compensation expense in 2002 compared to 2001 was primarily due to an increase in employee headcount, salary increases, increases in incentive compensation linked to Gallagher's overall operating results, a corresponding increase in employee benefit expenses, and increases in pension and medical insurance costs in 2002. The increase in the average number of employees primarily relates to the investments made in new personnel during 2002 and to the addition of employees associated with the acquisitions accounted for as purchases that were made in 2002 and the latter part of 2001.

The increases in other operating expenses in 2003 compared to 2002 and 2002 compared to 2001 were due primarily to an increase in fees for professional services, costs associated with leased office space and office expansion, business insurance costs and expenses associated with the acquisitions accounted for as purchases that were made in the last 12 months. Also contributing were increases in travel and entertainment costs primarily related to new business development from new producers.

The increases in depreciation expense in 2003 compared to 2002 and 2002 compared to 2001 were due primarily to the purchases of furniture, equipment and leasehold improvements related to office expansions and moves made during 2003 and 2002, respectively. Also contributing to the increases in 2003 and 2002 was the depreciation expense associated with the acquisitions accounted for as purchases completed during the respective years and the latter part of 2001.

The increases in amortization in 2003 compared to 2002 and 2002 compared to 2001 were due primarily to amortization expense associated with acquisitions accounted for as purchases completed in 2003 and 2002 and the latter part of 2001. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements).

The overall effective income tax rates reflect the effect of tax credits generated by investments in limited partnerships that operate low income housing and alternative energy projects, which are partially offset by state and foreign taxes. The decrease in the effective income tax rate in 2003 was due to a synthetic coal (Syn/Coal) facility transaction that was consummated in the first quarter of 2003. Assuming no negative developments occur with respect to the availability of Syn/Coal tax credits, Gallagher expects that the additional tax credits generated from this and other similar transactions will keep the effective tax rate in the mid- to low-20% range for 2004. The increase in the effective income tax rate in 2002 compared to 2001 was due primarily to a reduction in the amount of tax credits earned in 2002. This decrease in tax credits is directly attributable to the sales of Gallagher's interests in limited partnerships that operate Syn/Coal facilities. These sales were completed in the third and fourth quarters of 2001 and the first and fourth quarters of 2002. See Note 17 to the consolidated financial statements.

Risk Management

The Risk Management segment provides P/C and health claim third-party administration, loss control and risk management consulting and insurance property appraisals. Third-party administration is principally the management and processing of claims for self-insurance programs of Gallagher's clients or clients of other brokers. Approximately 90% of this segment's total revenues relate to the P/C operations. Financial information relating to Gallagher's Risk Management segment is as follows (in millions):

	2003	Percent Change	2002	Percent Change	2001
Fees	$ 320.7	14%	$ 280.4	6%	$ 263.6
Investment income - fiduciary	1.0	25%	0.8	(27%)	1.1
Total revenues	321.7	14%	281.2	6%	264.7
Compensation	178.7	12%	159.9	6%	150.2
Operating	90.6	13%	80.4	6%	75.7
Depreciation	9.4	1%	9.3	31%	7.1
Amortization	0.1	NMF	-	(100%)	0.4
Total expenses	278.8	12%	249.6	7%	233.4
Earnings before income taxes	42.9	36%	31.6	1%	31.3
Provision for income taxes	10.4	11%	9.4	147%	3.8
Net earnings	$ 32.5	46%	$ 22.2	(19%)	$ 27.5
Growth - revenues	14%		6%		14%
Organic growth in fees	14%		6%		14%
Growth - pretax earnings	36%		1%		(2%)
Compensation expense ratio	56%		57%		57%
Other operating expense ratio	28%		29%		29%
Effective tax rate	24%		30%		12%
Pretax profit margin	13%		11%		12%
Identifiable assets at December 31	$ 201.8		$ 73.6		$ 63.7

The increase in fees for 2003 compared to 2002 was due primarily to new business production, renewal rate increases and highly favorable retention rates on existing business, all of which aggregated to $68.0 million and were partially offset by lost business of $28.0 million. The increase in fees for 2002 compared to 2001 was due primarily to new business production, renewal rate increases and highly favorable retention rates on existing business, all of which aggregated to $43.0 million and were partially offset by lost business of $26.0 million. The organic growth in fee revenues in 2003 was 14%, 6% for 2002 and 14% for 2001. Historically, the Risk Management segment has made few acquisitions, which have not been material to this segment's operations. Thus, there typically is no material difference between GAAP revenues and organic revenues for this segment. The decrease in the organic revenue growth in 2002 from historical double-digit percentages was primarily the result of the events of September 11, 2001, combined with a general economic slowdown in the United States. Gallagher Bassett (GB) provides services to several airline, hospitality and restaurant-related clients, all of whose businesses were particularly hit hard following September 11th. Because those clients experienced declines in their business, including reductions in their headcount, the rate of increase in new GB claim counts slowed in 2002, and for some clients, actual claim counts decreased from the same period in 2001. In addition, the hard market had an unfavorable impact on GB as several of its managing general agent programs were unable to renew their coverages in the reinsurance marketplace during 2002. GB's 2002 operating results were also negatively impacted by several insurance carrier insolvencies in 2002 and 2001. As GB's revenues are generally based on the number of new claims it handles, the reduction in claims in 2002 had a direct impact on revenue. In 2003, GB's claim counts grew to pre-September 11, 2001 levels.

Investment income - fiduciary, which represents interest income earned on Gallagher's cash and cash equivalents, was relatively unchanged in 2003, 2002 and 2001. While the amount of invested cash has increased, rates of return are at historically low levels placing downward pressure on the interest that Gallagher is able to earn.

The increase in compensation expense in 2003 compared to 2002 was due to an increase in the average number of employees, salary increases, a corresponding increase in employee benefit expenses, an increase in the use of temporary staffing, and increases in pension and medical insurance costs in 2003. The increase in compensation expense in 2002 compared to 2001 was due to an increase in the average number of employees, salary increases, a corresponding increase in employee benefit expenses, an increase in the use of temporary staffing, and increases in pension and medical insurance costs in 2002. The increase in employee headcount relates to the hiring of additional production staff to support new business generated.

The increases in other operating expenses in 2003 compared to 2002 and 2002 compared to 2001 were due primarily to an increase in fees for professional services, costs associated with leased office space and office expansion and business insurance costs.

Depreciation expense was relatively unchanged in 2003 compared to 2002. Changes in depreciation expense from year-to-year are due primarily to the timing of purchases of furniture, equipment and leasehold improvements related to office expansions and moves. The increase in depreciation expense in 2002 compared to 2001 was primarily due to the implementation of a new health claims processing system in the latter part of 2001.

See the Results of Operations for the Brokerage segment for a discussion on changes in the overall effective income tax rate in 2003 compared to 2002 and 2002 compared to 2001.

The increase in identifiable assets in 2003 compared to 2002 is primarily due to the inclusion of client claim funds held by GB in a fiduciary capacity in Gallagher's December 31, 2003 consolidated balance sheet. These funds relate to GB's third-party administration business, which were not previously reported in Gallagher's consolidated balance sheet. GB does not earn any interest income on these funds held. These client funds have been included in restricted cash, along with a corresponding liability, in the accompanying consolidated balance sheet.

Financial Services

The Financial Services segment is responsible for managing Gallagher's investment portfolio. See Note 3 to the consolidated financial statements for a summary of Gallagher's investments as of December 31, 2003 and 2002 and a detailed discussion on the nature of the investments held. Financial information relating to Gallagher's Financial Services segment is as follows (in millions):

	2003	Percent Change	2002	Percent Change	2001
Investment income:					
Trading securities	$ 7.0	52%	$ 4.6	(13%)	$ 5.3
Asset Alliance Corporation (AAC) related investments	5.1	19%	4.3	330%	1.0
Low income housing investments	1.0	(63%)	2.7	42%	1.9
Alternative energy investments	41.3	13%	36.5	280%	9.6
Real estate, venture capital and other investments	(0.5)	(150%)	(0.2)	91%	(2.2)
Consolidated investments	15.6	59%	9.8	27%	7.7
Impact of FIN 46 on consolidated investments	46.4	NMF	-	NMF	-
Other	2.2	(31%)	3.2	(9%)	3.5
Total investment income	118.1	94%	60.9	127%	26.8
Investment gains (losses)	(24.5)	(11%)	(22.0)	(215%)	19.2
Total revenues	93.6	141%	38.9	(15%)	46.0
Investment expenses	53.7	189%	18.6	(53%)	39.2
Impact of FIN 46 on investment expenses	44.1	NMF	-	0%	-
Interest	8.0	(16%)	9.5	(10%)	10.5
Depreciation	7.4	32%	5.6	70%	3.3
Impact of FIN 46 on depreciation	2.3	NMF	-	0%	-
Total expenses	115.5	243%	33.7	(36%)	53.0
Earnings (loss) before income taxes	(21.9)	(521%)	5.2	174%	(7.0)
Provision (benefit) for income taxes	(5.4)	(438%)	1.6	300%	(0.8)
Net earnings (loss)	$ (16.5)	(558%)	$ 3.6	158%	$ (6.2)
Identifiable assets at December 31	$ 656.9		$ 634.8		$ 540.9

The increase in investment income from trading securities in 2003 compared to 2002 was primarily due to the recovery in the equity markets during 2003 and to the reclassification of Gallagher's marketable securities portfolio from available for sale to trading, which was effective on September 30, 2002. As a result of this reclassification, changes in unrealized gains and losses on this portfolio are recorded in investment income in the consolidated statement of earnings. Prior to September 30, 2002, changes in unrealized gains and losses on this portfolio were recorded in stockholders' equity as accumulated other comprehensive earnings or losses. Amounts included in investment income from trading securities represent interest and dividend income and normal recurring realized and unrealized gains and losses on the trading securities portfolios.

Investment income from AAC related investments primarily represents income associated with Gallagher's debt, preferred and common stock investments in AAC. Gallagher accounts for the common stock portion of its investment using the equity method. The increase in investment income from AAC related investments in 2003 compared to 2002 was primarily due to a recovery in the equity markets during 2003 and dividends related to AAC preferred stock held by Gallagher. The increase in investment income from AAC related investments in 2002 compared to 2001 was primarily due to an increase in the funds under management by AAC and interest and dividend income earned on AAC debt and preferred stock held by Gallagher.

Investment income from low income housing (LIH) developments primarily represents income associated with Gallagher's equity investment in a LIH Developer that is accounted for using the equity method and interest income from bridge loans made by Gallagher related to LIH developments. The decrease in investment income from LIH investments in 2003 compared to 2002 was due to the timing of closing on the syndication of projects by the LIH Developer, the gains from which flow to Gallagher through equity method accounting. The timing of closing on the syndication of development projects can vary dramatically from year-to-year. Investment income from LIH investments was relatively unchanged in 2002 compared to 2001.

Investment income from alternative energy investments primarily relates to installment gains from several sales of Gallagher's interests in limited partnerships that operate Syn/Coal facilities which occurred in the latter part of 2001 and early in 2002. The increase in investment income from alternative energy investments for 2003 compared to 2002 was due primarily to an increase in volume processed by the Syn/Coal facilities. In addition, costs associated with installment sales increased in 2003 due to shipping costs related to Syn/Coal sales to customers not located at the Syn/Coal production facilities. The increase in investment income from alternative energy investments for 2002 compared to 2001 was primarily due to the timing of the Syn/Coal facility sales in 2001.

Investment income from real estate, venture capital and other investments was relatively unchanged in 2003 compared to 2002. The change in investment income from real estate, venture capital and other investments between 2002 and 2001 is primarily due to equity losses that were incurred in 2001. During 2002, Gallagher wrote-down several venture capital equity investments that had generated losses to Gallagher in 2001 through equity method accounting.

The increase in investment income from consolidated investments in 2003 compared to 2002 was primarily due to land sales in 2003 with respect to the Florida community development. The increase in investment income from consolidated investments for 2002 compared to 2001 was primarily due to the acquisition of an airplane leasing company in the second quarter of 2002. In May 2002, a 90% owned subsidiary of Gallagher acquired the net assets of a leasing company that leases two cargo airplanes to the French Postal Service. This 2002 transaction also contributed to the increase in investment income from consolidated investments for 2003 compared to 2002.

Investment income from consolidated investments for 2003 was also impacted by the adoption of FIN 46. Effective July 1, 2003, Gallagher early adopted FIN 46, which required Gallagher to consolidate a Syn/Coal partnership in which it has a 5% ownership interest. Prior to July, 1, 2003, this partnership was not consolidated because it was not controlled by Gallagher through a majority voting interest. For the six-month period ended December 31, 2003, Gallagher recognized investment income of $46.4 million related to the consolidation of this Syn/Coal partnership.

Investment gains (losses) primarily include realized gains and losses that occurred in the respective years related to write-downs and dispositions of venture capital investments, which included loans and equity holdings in start-up companies. During 2003, Gallagher incurred $29.1 million of investment losses and generated $4.6 million of investment gains, for a net loss of $24.5 million. During the first quarter of 2003, Gallagher incurred $25.7 million of the losses related to write-downs and dispositions when it decided to withdraw virtually all continued support for its venture capital investments, except to the limited extent needed to realize value from the remaining assets. Without Gallagher's support, it was doubtful that these operations would be able to execute their business plans. Therefore, Gallagher's investments were determined to be other-than-temporarily impaired. During 2002, Gallagher recognized $28.8 million of net aggregate write-downs of loans and equity holdings related to its venture capital investments due to a decline in the equity markets and generally poor economic conditions during 2002. Substantially all of these write-downs were recognized in the third quarter of 2002 when the equity markets were at their lows for the year. In addition, Gallagher incurred a $3.6 million loss in the third quarter of 2002 on the sale of a venture capital investment and recognized a $3.0 million loss in the fourth quarter of 2002 through the equity method of accounting for AAC's write-down of its investment in Beacon Hill Asset Management LLC (Beacon Hill). These 2002 losses were partially offset by an $11.8 million gain related to the sale of a portion of Gallagher's equity position in AAC to an international financial institution that was completed in the second quarter of 2002. Gallagher also recognized one-time gains in 2002 of $2.0 million related to guarantee fee income and $2.5 million related to the disposition of a branch operation. In addition, in 2002 and 2001, investment gains (losses) include other-than-temporary impairments that were recognized related to Gallagher's securities managed directly portfolio that prior to September 2002 were classified as available for sale. In 2002 and 2001, Gallagher incurred other-than-temporary impairments of $2.7 million and $0.6 million, respectively, related to Gallagher's securities managed directly portfolio that resulted from a sharp decline in the equity markets during 2002 and 2001. During 2001, Gallagher recognized one-time gains of $4.5 million generated from the sale of land by the Florida community development, $4.4 million related to three alternative energy transactions, $1.3 million related to two other real estate transactions, $2.9 million related to guarantee fee income, $3.4 million related to realized gains from investments written-off prior to 2001, $0.9 million related to a LIH transaction and $2.4 million related to the disposition of a branch operation.

Investment expenses include compensation, professional fees, operating expenses of the alternative energy investments, expenses of the real estate partnerships and airplane leasing company and overhead expenses such as rent and utilities. The increase in investment expenses for 2003 compared to 2002 was primarily due to increases in operating expenses of the alternative energy investments. Also contributing to the increase in investment expenses were increases in incentive compensation, professional fees and management compensation associated with investment transactions. The decrease in investment expenses in 2002 compared to 2001 was primarily due to the sales of Gallagher's interests in limited partnerships that operate Syn/Coal facilities that were completed in the third and fourth quarters of 2001 and the first and fourth quarters of 2002. As a result of the sales, Gallagher's portion of the operating expenses of the Syn/Coal facilities was substantially reduced, which also resulted in an increase in the effective income tax rate in 2002 due to a reduction in the amount of tax credits earned in 2002. This decrease in tax credits is directly attributable to the sales of Gallagher's interests in limited partnerships that operate Syn/Coal facilities.

Investment and depreciation expenses for 2003 were also adversely impacted by the adoption of FIN 46 and the related consolidation of the Syn/Coal partnership. For the six-month period ended December 31, 2003, Gallagher recognized investment and depreciation expenses of $44.1 million and $2.3 million, respectively, related to this Syn/Coal partnership.

The decreases in interest expense in 2003 compared to 2002 and 2002 compared to 2001 were due to reductions in the amount of corporate related borrowings and to reductions in short-term interest rates in 2003 compared to 2002. The increases in depreciation expense in 2003 compared to 2002 and 2002 compared to 2001 were primarily due to the acquisition of the airplane leasing company in the second quarter of 2002.

See the Results of Operations for the Brokerage segment for a discussion on changes in the overall effective income tax rate in 2003 compared to 2002 and 2002 compared to 2001.

Financial Condition and Liquidity

Cash Provided by Operations - Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations. The insurance brokerage industry is not capital intensive. Historically, Gallagher's capital requirements have primarily included dividend payments on its common stock, repurchases of its common stock, funding of its investments and capital expenditures. The capital used to fund Gallagher's investment portfolio was primarily generated from the excess cash provided by its operations and tax savings generated from tax advantaged investments. During 2003, Gallagher decided to withdraw virtually all continued support for its venture capital investments and to liquidate substantially all of its trading securities portfolio. As a result, the capital requirements for funding Gallagher's investments will decrease dramatically and the net cash flow related to investment activities should be cash flow positive in the future.

Gallagher's ability to meet its future cash requirements related to the payments of dividends on its common stock and the repurchases of its common stock substantially depends upon its ability to generate positive cash flows from its operating activities. Cash provided by operating activities was $229.0 million, $149.7 million and $131.5 million for 2003, 2002 and 2001, respectively. The increase in cash provided by operating activities in 2003 compared to 2002 is primarily due to the increase in net earnings and to the liquidation of the trading securities portfolio during 2003. Gallagher's cash flows from operating activities are primarily derived from its net earnings, as adjusted for realized gains and losses and its noncash expenses, which include depreciation, amortization, deferred compensation, restricted stock and stock-based compensation expenses. When assessing the overall liquidity of Gallagher, the focus should be on net earnings, adjusted for noncash items, in the income statement and cash provided by operating activities in the statement of cash flows as indicators of trends in liquidity. From a balance sheet perspective, the focus should not be on premium and fees receivables, premium payables or restricted cash for trends in liquidity. Because of the variability related to the timing of premiums and fees receivable and premiums payable, net cash flows provided by operations will vary substantially from quarter-to-quarter and year-to-year related to these items. In addition, funds restricted as to Gallagher's use, primarily premiums held as fiduciary funds, are presented in Gallagher's consolidated balance sheet as "Restricted cash" and have not been included in determining Gallagher's overall liquidity. In order consider these items in assessing trends in liquidity for Gallagher, they should be looked at in a combined manner, because changes in these balances are interrelated and are based on the timing of premium movement. In assessing the overall liquidity of Gallagher from a balance sheet perspective, it should be noted that at December 31, Gallagher had no Corporate related borrowings outstanding, a cash and cash equivalent balance of $193.6 million and tangible net worth of $396.2 million. Gallagher does have a $250.0 million unsecured revolving credit agreement (Credit Agreement) it uses from time-to-time borrow to supplement operating cash flows. The Credit Agreement contains various covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2003.

Gallagher's net earnings have increased every year since 1991. Gallagher expects this favorable trend to continue in the foreseeable future because it intends to expand its business through organic growth from existing operations and growth through acquisitions. Acquisitions allow Gallagher to expand into desirable businesses and geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. However, management has no plans to substantially change the nature of the services performed by Gallagher. Gallagher believes that it has the ability to adequately fund future acquisitions through the use of cash and/or its common stock.

Another source of liquidity to Gallagher is the issuance of its common stock related to its stock option and employee stock purchase plans. Gallagher has four stock option plans for directors, officers and key employees of Gallagher and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant and generally become exercisable at the rate of 10% per year beginning the calendar year after the date of grant. In addition, Gallagher has an employee stock purchase plan under which it allows Gallagher's employees to purchase its common stock at 85% of its fair market value. Proceeds from the issuance of its common stock related to these plans have contributed favorably to net cash provided by financing activities and Gallagher believes this favorable trend will continue in the foreseeable future.

Currently, Gallagher believes it has sufficient capital to meet its cash flow needs. However, in the event that Gallagher needs capital to fund its operations and investing requirements, it would use borrowings under its line-of-credit agreement to meet its short-term needs and would consider other alternatives for its long-term needs. Such alternatives would include raising capital through public markets or restructuring its operations in the event that cash flows from operations are reduced dramatically due to lost business. However, Gallagher has historically been profitable and cash flows from operations and short-term borrowings under its line-of-credit agreement have been sufficient to fund Gallagher's operating, investment and capital expenditure needs. Gallagher expects this favorable cash flow trend to continue in the foreseeable future.

Dividends - In 2003, Gallagher declared $64.9 million in cash dividends on its common stock, or $.72 per common share. Gallagher's dividend policy is determined by the Board of Directors. Quarterly dividends are declared after considering Gallagher's available cash from earnings and its anticipated cash needs. On January 15, 2004, Gallagher paid a fourth quarter dividend of $.18 per common share to shareholders of record at December 31, 2003, a 20% increase over the fourth quarter dividend per share in 2002. On January 22, 2004, Gallagher announced an increase in its quarterly dividend for the first quarter of 2004 from $.18 to $.25 per common share, a 39% increase over 2003. If each quarterly dividend in 2004 is $.25 per common share, then this increase in the dividend will result in an annualized increase in the net cash used by financing activities in 2004 of approximately $25.0 million.

Capital Expenditures - Net capital expenditures were $25.3 million, $45.4 million and $31.5 million for 2003, 2002 and 2001, respectively. These amounts include net capital expenditures of the two previously discussed real estate partnerships of $5.8 million in 2003, $11.5 million in 2002 and $7.2 million in 2001, the majority of which are related to the Florida community development. Capital expenditures by Gallagher are related primarily to office relocations and expansions and updating computer systems and equipment. In 2004, exclusive of the net capital expenditures related to those two real estate partnerships, Gallagher expects total expenditures for capital improvements to be approximately $25.0 million.

Common Stock Repurchases - Gallagher has a common stock repurchase plan that has been approved by the Board of Directors. Under the plan, Gallagher repurchased 2.9 million shares at a cost of $80.8 million, 0.5 million shares at a cost of $11.7 million and 3.4 million shares at a cost of $103.0 million in 2003, 2002 and 2001, respectively. Repurchased shares are held for reissuance in connection with its equity compensation and stock option plans. Under the provisions of the repurchase plan, as of December 31, 2003, Gallagher was authorized to repurchase approximately 2.6 million additional shares. Gallagher is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

Contractual Obligations and Commitments

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as funding commitments and financial guarantees. See Notes 3, 7 and 16 to the consolidated financial statements for additional discussion of these obligations and commitments. Gallagher's future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to its Credit Agreement, consolidated investment borrowings, operating leases and purchase commitments at December 31, 2003 are as follows (in millions):

	Payments Due by Period						
Contractual Obligations	**2004**	**2005**	**2006**	**2007**	**2008**	**Thereafter**	**Total**
Credit Agreement	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Consolidated investment borrowings:							
Florida community development debt	27.7	0.1	0.1	-	-	12.4	40.3
Home office mortgage loan	0.8	0.9	0.9	1.1	74.1	-	77.8
Airplane leasing company debt	2.4	2.6	29.9	-	-	-	34.9
Total debt obligations	30.9	3.6	30.9	1.1	74.1	12.4	153.0
Operating lease obligations	48.1	43.1	38.0	30.9	24.8	46.9	231.8
Net Syn/Coal purchase commitments	4.7	4.7	4.7	4.7	-	-	18.8
Outstanding purchase obligations	3.4	-	-	-	-	-	3.4
Total contractual obligations	$ 87.1	$ 51.4	$ 73.6	$ 36.7	$ 98.9	$ 59.3	$ 407.0

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Credit Agreement - Gallagher has a $250.0 million unsecured revolving credit agreement (Credit Agreement) it uses to post LOCs and from time-to-time borrow to supplement operating cash flows. At January 27, 2004, $51.1 million of LOCs (of which Gallagher has $26.8 million of liabilities recorded as of December 31, 2003) were outstanding under the Credit Agreement, which primarily relate to Gallagher's investments as discussed in Notes 3 and 16 to the consolidated financial statements. There were no borrowings outstanding under the Credit Agreement at December 31, 2003. Accordingly, as of January 27, 2004, $198.9 million remained available for potential borrowings, of which $23.9 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 7 to the consolidated financial statements for a discussion of the terms of the Credit Agreement.

Consolidated Investment Borrowings - As more fully described in Note 3 to the consolidated financial statements, the accompanying December 31, 2003 balance sheet includes $153.0 million of borrowings related to Gallagher's consolidated investment enterprises of which $32.4 million is recourse to Gallagher. These borrowings are partially secured by the underlying assets of the investment enterprises and support their operations.

Operating Lease Obligations - Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses generally related to increases in an inflation index.

Net Syn/Coal Purchase Commitments - Gallagher owns 5% of a Syn/Coal facility. The other 95% was previously sold on the installment sale basis and has substantial residual value to Gallagher. Under the FIN 46 criteria, this investment has been determined to be a VIE which required Gallagher to consolidate this facility into its consolidated financial statements. See Notes 2 and 3 to the consolidated financial statements for additional disclosures regarding this Syn/Coal partnership. In December 2000, the Syn/Coal partnership simultaneously executed a raw coal purchase agreement and a Syn/Coal sales agreement with a state-owned utility which purchases the majority of the partnership's Syn/Coal production. The agreements provide for minimum quantities at prices indexed to the prevailing market prices. The utility also receives a discount for each ton of Syn/Coal it purchases in excess of a base. These agreements terminate immediately in the event the Syn/Coal produced ceases to constitute a "qualified fuel" under Internal Revenue Code (IRC) Section 29 or upon termination of either of the agreements. The net annual Syn/Coal purchase commitment represents the minimum raw coal purchases at estimated costs, plus discounts earned by the utility, less sales of Syn/Coal at estimated prices. See Note 3 to the consolidated financial statements for a discussion of Syn/Coal tax credits under IRC Section 29.

Outstanding Purchase Obligations - Gallagher is a service company and typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the table above represents the aggregate amount of unrecorded purchase obligations that Gallagher has outstanding as of December 31, 2003. These obligations represent agreements to purchase goods or services and the construction of a building at the Florida community development that were executed in the normal course of business.

Off-Balance Sheet Arrangements

Off-Balance Sheet Commitments - Gallagher's total unrecorded commitments associated with outstanding LOCs, financial guarantees and funding commitments as of December 31, 2003 are as follows (in millions):

	Amount of Commitment Expiration by Period						Total Amounts
Off-Balance Sheet Commitments	**2004**	**2005**	**2006**	**2007**	**2008**	**Thereafter**	**Committed**
Investment related:							
Letters of credit	$ 2.1	$ -	$ -	$ -	$ -	$ 16.3	$ 18.4
Financial guarantees	1.5	-	-	-	-	7.6	9.1
Funding commitments	1.7	-	5.9	-	-	-	7.6
	5.3	-	5.9	-	-	23.9	35.1
Operations related:							
Letters of credit	-	-	-	-	-	5.9	5.9
Total commitments	$ 5.3	$ -	$ 5.9	$ -	$ -	$ 29.8	$ 41.0

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Notes 3 and 16 to the consolidated financial statements for a discussion of Gallagher's outstanding LOCs, financial guarantees and funding commitments. All but one of the LOCs represent multiple year commitments but have annual, automatic renewing provisions and are classified by the latest commitment date.

During 2003 and 2002, Gallagher acquired 14 and 10 companies, respectively, which were accounted for using the purchase accounting method for recording business combinations. Substantially all of the purchase agreements related to these acquisitions contain contingent purchase obligations. The contingent purchase obligations related to the 2003 acquisitions are disclosed in Note 4 to the consolidated financial statements. These contingent payables represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These contingent obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will be recorded as upward adjustments to goodwill when the contingencies are settled. The aggregate amount of unrecorded contingent payables outstanding as of December 31, 2003 related to the 2003 and 2002 acquisitions was $42.5 million.

Off-Balance Sheet Debt - Gallagher's unconsolidated investment portfolio includes investments in enterprises where Gallagher's ownership interest is between 3% and 50%, whereby management has determined that Gallagher's level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher's consolidated balance sheet at December 31, 2003 and 2002. The December 31, 2003 and 2002 balance sheets of several of these unconsolidated investments contain outstanding debt, which is also not required to be included in Gallagher's consolidated balance sheet.

In certain cases, Gallagher guarantees a portion of the enterprises' debt. Based on the ownership structure of these investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments, LOCs and financial guarantees. In the event that certain of these enterprises were to default on their debt obligations and Gallagher's net carrying value became impaired, the amount to be written-off could have a material effect on Gallagher's consolidated operating results and/or financial position. See Notes 3 and 16 to the consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Gallagher is exposed to various market risks in its day-to-day operations. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates and equity prices. Gallagher does not enter into derivatives or other similar financial instruments for trading or speculative purposes. The following analyses present the hypothetical loss in fair value of the financial instruments held by Gallagher at December 31, 2003 that are sensitive to changes in interest rates and equity prices. The range of changes in interest rates used in the analyses reflects Gallagher's view of changes that are reasonably possible over a one-year period. This discussion of market risks related to Gallagher's consolidated balance sheet includes estimates of future economic environments caused by changes in market risks. The effect of actual changes in these risk factors may differ materially from Gallagher's estimates. In the ordinary course of business, Gallagher also faces risks that are either nonfinancial or unquantifiable, including credit risk and legal risk. These risks are not included in the following analyses.

Gallagher has a diversified investment portfolio, which includes cash and cash equivalents and trading securities. Accordingly, these assets are subject to various market risk exposures such as interest rate risk and equity price risk.

The fair value of Gallagher's cash and cash equivalents at December 31, 2003 approximated its carrying value due to its short-term duration. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical one percentage point increase in interest rates for the instruments contained in cash and cash equivalents. The resulting fair values were not materially different from the carrying values at December 31, 2003.

The fair value of Gallagher's trading securities portfolio managed internally was $5.0 million at December 31, 2003. This unhedged portfolio consists primarily of dividend-yielding preferred stocks that are more sensitive to interest rate risk than to equity pricing risk. The estimated potential loss in fair value resulting from a hypothetical one-percentage point increase in short-term interest rates would be approximately $0.2 million at December 31, 2003.

Gallagher has other investments that have valuations that are indirectly influenced by equity markets and general economic conditions that can change rapidly. In addition, some investments require direct and active financial and operational support from Gallagher. A future material adverse effect may result from changes in market conditions or if Gallagher elects to withdraw financial or operational support.

At December 31, 2003, Gallagher had no borrowings outstanding under its Credit Agreement. However, in the event that Gallagher does have borrowings outstanding, the fair value of these borrowings would likely approximate their carrying value due to their short-term duration and variable interest rates. The market risk would be estimated as the potential increase in the fair value resulting from a hypothetical one-percentage point decrease in Gallagher's weighted average short-term borrowing rate at December 31, 2003 and the resulting fair value would not be materially different from its carrying value.

Gallagher is subject to foreign currency exchange rate risk primarily, from its United Kingdom based subsidiaries that incur expenses denominated primarily in British pounds while receiving a substantial portion of their revenues in U.S. dollars. Gallagher does not hedge this foreign currency exchange rate risk. Foreign currency gains (losses) related to this market risk are recorded in earnings before income taxes as they are incurred. Assuming a hypothetical adverse change of 10% in the average foreign currency exchange rate for 2003 (a weakening of the U.S. dollar), earnings before income taxes would decrease by approximately $7.6 million. Gallagher is also subject to foreign currency exchange rate risk associated with the translation of its foreign subsidiaries into U.S. dollars. However, it is management's opinion that this foreign currency exchange risk is not material to Gallagher's consolidated operating results or financial position. Gallagher manages the balance sheet of its foreign subsidiaries such that foreign liabilities are matched with equal foreign assets thereby maintaining a "balanced book" which minimizes the effects of currency fluctuations.

Arthur J. Gallagher & Co.

Consolidated Statement of Earnings
(In millions, except per share data)

	Year Ended December 31,		
	2003	2002	2001
Commissions	$ 746.2	$ 662.9	$ 537.9
Fees	456.2	389.4	325.9
Investment income - fiduciary funds	8.5	10.2	13.2
Investment income - all other	118.1	60.9	26.8
Investment gains (losses)	(24.5)	(22.0)	19.2
Gross revenues	1,304.5	1,101.4	923.0
Less brokerage	(40.7)	(41.1)	(35.0)
Total revenues	1,263.8	1,060.3	888.0
Compensation	660.8	583.9	475.9
Operating	262.8	230.4	197.5
Investment expenses	97.8	18.6	39.2
Interest	8.0	9.5	10.5
Depreciation	31.2	25.8	19.6
Amortization	9.9	6.6	3.5
Total expenses	1,070.5	874.8	746.2
Earnings before income taxes	193.3	185.5	141.8
Provision for income taxes	47.1	55.6	16.5
Net earnings	$ 146.2	$ 129.9	$ 125.3
Basic net earnings per share	$ 1.63	$ 1.49	$ 1.48
Diluted net earnings per share	1.57	1.41	1.39
Dividends declared per common share	.72	.60	.52

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Balance Sheet
(In millions)

	December 31, 2003	December 31, 2002
Cash and cash equivalents	$ 193.6	$ 152.6
Restricted cash	437.6	256.3
Trading securities	5.0	58.2
Investments - current	26.9	37.9
Premiums and fees receivable	1,286.4	1,183.7
Other current assets	158.4	84.9
Total current assets	2,107.9	1,773.6
Investments - long-term	121.0	168.4
Fixed assets related to consolidated investments - net	205.2	185.4
Other fixed assets - net	61.0	65.6
Deferred income taxes	137.8	102.4
Other noncurrent assets	45.8	33.1
Goodwill - net	138.3	84.2
Amortizable intangible assets - net	84.6	50.9
Total assets	$ 2,901.6	$ 2,463.6
Premiums payable to insurance and reinsurance companies	$ 1,743.5	$ 1,488.2
Accrued compensation and other accrued liabilities	219.3	165.7
Unearned fees	27.3	19.4
Income taxes payable	24.3	11.0
Other current liabilities	16.0	17.5
Corporate related borrowings	-	25.0
Consolidated investments related borrowings - current	30.9	22.8
Total current liabilities	2,061.3	1,749.6
Consolidated investments related borrowings - long-term	122.1	128.3
Other noncurrent liabilities	99.1	57.5
Total liabilities	2,282.5	1,935.4
Stockholders' equity:		
Common stock - issued and outstanding 90.0 shares in 2003 and 88.5 shares in 2002	90.0	88.5
Capital in excess of par value	105.5	92.7
Retained earnings	442.3	361.0
Unearned deferred compensation	(9.6)	(6.5)
Unearned restricted stock	(9.1)	(7.5)
Total stockholders' equity	619.1	528.2
Total liabilities and stockholders' equity	$ 2,901.6	$ 2,463.6

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Statement of Cash Flows
(In millions)

	Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net earnings	$ 146.2	$ 129.9	$ 125.3
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net loss (gain) on investments and other	25.0	22.7	(17.3)
Gain on sales of operations	(2.5)	(2.5)	(2.4)
Depreciation and amortization	41.0	32.4	23.1
Amortization of deferred compensation and restricted stock	7.6	3.4	0.6
Stock-based compensation expense	1.8	-	-
Increase in restricted cash	(181.3)	(46.8)	(50.9)
Increase in premiums receivable	(68.3)	(57.7)	(297.7)
Increase in premiums payable	212.7	103.0	380.5
Decrease (increase) in trading securities - net	55.5	(1.8)	1.1
Increase in other current assets	(37.4)	(21.8)	(9.2)
Increase (decrease) in accrued compensation and other accrued liabilities	30.6	(7.7)	16.0
Increase (decrease) in income taxes payable	12.2	(22.8)	23.5
Tax benefit from issuance of common stock	14.1	18.7	24.8
Net change in deferred income taxes	(32.1)	(6.5)	(77.8)
Other	3.9	7.2	(8.1)
Net cash provided by operating activities	229.0	149.7	131.5
Cash flows from investing activities:			
Purchases of available-for-sale (AFS) marketable securities	-	(16.0)	(14.0)
Proceeds from sales and maturities of AFS marketable securities	-	13.7	23.5
Net additions to fixed assets	(25.3)	(45.4)	(31.5)
Cash paid for acquisitions, net of cash acquired	(28.7)	(5.4)	(17.9)
Proceeds from sales of operations	4.2	2.5	2.7
Other	4.0	1.9	(47.8)
Net cash used by investing activities	(45.8)	(48.7)	(85.0)
Cash flows from financing activities:			
Proceeds from issuance of common stock	23.7	15.5	27.3
Repurchases of common stock	(80.8)	(11.7)	(104.1)
Dividends paid	(61.9)	(50.4)	(41.6)
Borrowings on line of credit facilities	36.3	271.5	210.3
Repayments on line of credit facilities	(56.5)	(268.0)	(171.7)
Borrowings of long-term debt	-	0.5	(4.0)
Repayments of long-term debt	(3.0)	(4.4)	(13.5)
Net cash used by financing activities	(142.2)	(47.0)	(97.3)
Net increase (decrease) in cash and cash equivalents	41.0	54.0	(50.8)
Cash and cash equivalents at beginning of year	152.6	98.6	149.4
Cash and cash equivalents at end of year	$ 193.6	$ 152.6	$ 98.6
Supplemental disclosures of cash flow information:			
Interest paid	$ 9.2	$ 10.7	$ 10.5
Income taxes paid	50.0	63.1	36.5

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.
Consolidated Statement of Stockholders' Equity

(In millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Unearned Deferred Comp	Unearned Restricted Stock	Accum Other Comp Earnings (Loss)	Total
Balance at December 31, 2000	84.5	$ 84.5	$ 21.8	$ 225.1	$ -	$ -	$ (2.5)	$ 328.9
Net earnings	-	-	-	125.3	-	-	-	125.3
Net change in unrealized gain (loss) on available for sale securities	-	-	-	-	-	-	(0.2)	(0.2)
Comprehensive earnings								125.1
Cash dividends declared on common stock	-	-	-	(43.5)	-	-	-	(43.5)
Common stock issued under stock option plans	3.0	3.0	24.3	-	-	-	-	27.3
Tax benefit from issuance of common stock	-	-	24.8	-	-	-	-	24.8
Common stock repurchases	(3.4)	(3.4)	(90.1)	(9.5)	-	-	-	(103.0)
Common stock issued in six pooling and purchase acquisitions	0.8	0.8	24.2	-	-	-	-	25.0
Common stock issued under deferred compensation	0.2	0.2	3.8	-	(3.4)	-	-	0.6
Equity transactions of pooled companies prior to acquisition	-	-	-	(13.6)	-	-	-	(13.6)
Balance at December 31, 2001	85.1	85.1	8.8	283.8	(3.4)	-	(2.7)	371.6
Net earnings	-	-	-	129.9	-	-	-	129.9
Net change in unrealized gain (loss) on available for sale securities	-	-	-	-	-	-	2.7	2.7
Comprehensive earnings								132.6
Cash dividends declared on common stock	-	-	-	(52.7)	-	-	-	(52.7)
Common stock issued under stock option plans	1.9	1.9	13.6	-	-	-	-	15.5
Tax benefit from issuance of common stock	-	-	18.7	-	-	-	-	18.7
Common stock repurchases	(0.5)	(0.5)	(11.2)	-	-	-	-	(11.7)
Common stock issued in seven purchase acquisitions	1.6	1.6	49.2	-	-	-	-	50.8
Common stock issued under deferred compensation	0.1	0.1	3.9	-	(3.1)	-	-	0.9
Common stock issued under restricted stock	0.3	0.3	9.7	-	-	(7.5)	-	2.5
Balance at December 31, 2002	88.5	88.5	92.7	361.0	(6.5)	(7.5)	-	528.2
Comprehensive and net earnings	-	-	-	146.2	-	-	-	146.2
Cash dividends declared on common stock	-	-	-	(64.9)	-	-	-	(64.9)
Common stock issued under stock option plans	2.1	2.1	18.0	-	-	-	-	20.1
Tax benefit from issuance of common stock	-	-	14.1	-	-	-	-	14.1
Compensation expense related to stock option plan grants	-	-	1.8	-	-	-	-	1.8
Common stock issued under employee stock purchase plan	0.2	0.2	3.5	-	-	-	-	3.7
Common stock repurchases	(2.9)	(2.9)	(77.9)	-	-	-	-	(80.8)
Common stock issued in twelve purchase acquisitions	1.6	1.6	41.5	-	-	-	-	43.1
Common stock issued under deferred compensation	0.2	0.2	4.3	-	(3.1)	-	-	1.4
Common stock issued under restricted stock	0.3	0.3	7.5	-	-	(1.6)	-	6.2
Balance at December 31, 2003	90.0	$ 90.0	$ 105.5	$ 442.3	$ (9.6)	$ (9.1)	$ -	$ 619.1

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Notes to Consolidated Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

Nature of Operations - Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or human resource/employee benefit market. Investment income and other revenue is generated from Gallagher's investment portfolio, which includes fiduciary funds, equity securities, and tax advantaged and other strategic investments. Gallagher is headquartered in Itasca, Illinois, has operations in nine countries and does business in more than 100 countries globally through a network of correspondent brokers and consultants.

Basis of Presentation - The accompanying consolidated financial statements include the accounts of Gallagher and all of its majority owned subsidiaries (50% or greater ownership). Substantially all of Gallagher's investments in partially owned entities in which Gallagher's ownership is less than 50%, are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. See Notes 2 and 3 for a discussion on a partially owned entity in which Gallagher's ownership percentage is 5% that has been consolidated. For partially owned entities accounted for using the equity method, Gallagher's share of the net earnings of these entities is included in consolidated net earnings. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.

Use of Estimates - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Revenue Recognition - Gallagher's revenues are derived from commissions, fees and investment income.

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance companies are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. A contingent commission is a commission paid by an insurance company that is based on the overall profit and/or volume of the business placed with that insurance company. Commissions on premiums billed directly by insurance companies relate to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance company. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance companies. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

Fee revenues generated from the Brokerage segment primarily relate to fees negotiated in lieu of commissions, which are recognized in the same manner as commission revenues. Fee revenues generated from the Risk Management segment relate to third party claims administration, loss control and other risk management consulting services, which are provided over a period of time, typically one year. These fee revenues are recognized ratably as the services are rendered. The income effects of subsequent fee adjustments are recorded when the adjustments become known.

Brokerage expense is deducted from gross revenues in the determination of Gallagher's total revenues. Brokerage expense represents commissions paid to sub-brokers related to the placement of certain business by Gallagher's Brokerage Services-Retail Division. This expense is recognized in the same manner as commission revenues.

Premiums and fees receivable in the accompanying consolidated balance sheet are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations was $3.0 million at December 31, 2003 and 2002, which represents a reserve for future reversals in commission and fee revenues related to the potential cancellation of client insurance policies that were in force as of year end. The allowance for doubtful accounts was $2.7 million and $2.0 million at December 31, 2003 and 2002, respectively. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as necessary. The use of different estimates or assumptions could produce different results.

Investment income primarily includes interest income, dividend income, net realized and unrealized gains (losses), income (loss) from equity investments, installment gains, income from consolidated investments and gains on sales of operations. Interest income is recorded as earned. Dividend income is recognized as income based on the date that the underlying security trades "ex-dividend." For revenue recognition policies pertaining to net realized and unrealized gains (losses), see the accounting policy on investments with respect to trading securities below. Income (loss) from equity investments represents Gallagher's proportionate share of income or losses from investments accounted for using the equity method.

Earnings per Share - Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the reporting period. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of common and common equivalent shares outstanding during the reporting period. Common equivalent shares include incremental shares from dilutive stock options, which are calculated from the date of grant under the treasury stock method using the average market price for the period.

Cash and Cash Equivalents - Short-term investments, consisting principally of commercial paper and certificates of deposit that have a maturity of 90 days or less at date of purchase, are considered cash equivalents.

Restricted Cash - In its capacity as an insurance broker, Gallagher collects premiums from insureds and, after deducting its commissions and/or fees, remits these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Gallagher and are restricted as to use by laws in certain states and foreign jurisdictions in which Gallagher's subsidiaries operate. Various state and foreign agencies regulate insurance brokers and provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, Gallagher invests these funds in cash, money market accounts, commercial paper and certificates of deposit. Gallagher earns interest income on these unremitted funds, which is reported as interest income from fiduciary funds in the accompanying consolidated statement of earnings. These unremitted amounts are reported as restricted cash in the accompanying consolidated balance sheet, with the related liability reported as premiums payable to insurance companies. Additionally, several of Gallagher's foreign subsidiaries are required by various foreign agencies to meet certain liquidity and solvency requirements. Gallagher was in compliance with these requirements at December 31, 2003.

Related to its third party administration business, Gallagher is responsible for client claim funds that it holds in a fiduciary capacity. Gallagher does not earn any interest income on these funds held. These client funds have been included in restricted cash, along with a corresponding liability, in the accompanying December 31, 2003 consolidated balance sheet.

Investments

Trading Securities - Trading securities managed directly by Gallagher and by third party managers consist primarily of common and preferred stocks and corporate bonds. The trading securities managed by third parties, which were generally structured through limited partnerships, were liquidated during 2003. Trading securities are carried at fair value in the accompanying consolidated balance sheet, with unrealized gains and losses included in the consolidated statement of earnings. The fair value for these securities is primarily based on quoted market prices. To the extent that quoted market prices are not available, fair value is determined based on other relevant factors including dealer price quotations, price quotations for similar instruments in different markets and pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. The use of different pricing models or assumptions could produce different results.

Effective September 30, 2002, Gallagher reclassified the securities managed directly by Gallagher from available for sale to trading based on changes in its investment philosophy. Prior to September 30, 2002, these securities were considered available for sale and were carried at fair value in the accompanying consolidated balance sheet, with unrealized gains and losses, less related deferred income taxes, excluded from net earnings and reported as a separate component of stockholders' equity in accumulated other comprehensive earnings (loss). Gains and losses were recognized in net earnings when realized using the specific identification method. The fair value of marketable securities held as available for sale were based primarily on quoted market prices. As a result of this reclassification, $425,000 of net pretax unrealized losses, previously classified in accumulated other comprehensive earnings (loss), was recognized in earnings before income taxes in the third quarter of 2002.

Other Investments - For those investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist, include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes, and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

If an indicator of impairment exists, Gallagher compares the investment's carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of common and preferred stock investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no write-down may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines an impairment is other-than-temporary, and therefore that a write-down is required, it is recorded as a realized loss against current period earnings.

Both the process to review for indicators of impairment and, if such indicators exist, the method to compute the amount of impairment incorporate quantitative data and qualitative criteria including the receipt of new information that can dramatically change the decision about the valuation of an investment in a short period of time. The determination of whether a decline in fair value is other-than-temporary is necessarily a matter of subjective judgment. The timing and amount of realized losses reported in earnings could vary if management's conclusions were different.

Due to the inherent risk of investments, Gallagher cannot give assurance that there will not be impairments in the future should conditions change.

Fixed Assets - Fixed assets are carried at cost, less accumulated depreciation, in the accompanying consolidated balance sheet. Gallagher periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, a loss would be recognized for the difference. Depreciation for fixed assets is computed using the straight-line method over the following estimated useful lives:

	Useful Life
Furniture and equipment	3 to 10 years
Buildings and improvements	3 to 40 years
Airplanes of a consolidated leasing company	15 years
Syn/Coal equipment	Monthly pro rata basis through December 2007
Leasehold improvements	Lesser of remaining life of the asset or life of lease

Intangible Assets - Intangible assets represent the excess of cost over the value of net tangible assets of acquired businesses. Gallagher classifies its intangible assets as either goodwill, expiration lists or non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements), while goodwill is not subject to amortization. Allocation of intangible assets between goodwill, expiration lists and non-compete agreements and the determination of estimated useful lives are based on valuations Gallagher receives from qualified independent appraisers. The calculations of these amounts are based on estimates and assumptions using historical and pro forma data and recognized valuation methods. The use of different estimates or assumptions could produce different results. Intangible assets are carried at cost, less accumulated amortization in the accompanying consolidated balance sheet.

While goodwill is not amortized, it is subject to periodic reviews for impairment (at least annually or more frequently if impairment indicators arise). Gallagher reviews goodwill for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill. Under those circumstances, if the fair value were less than the carrying amount of the asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. No such indicators were noted in 2003 and 2002. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Stock-Based Compensation - In 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, An Amendment of SFAS No. 123," which was effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation expense for stock-based employee compensation plans based on the fair value of options granted.

During the fourth quarter 2003, Gallagher adopted the fair value method of accounting for employee stock options pursuant to SFAS 123 and 148. Prior to January 1, 2003, Gallagher applied the intrinsic value method as permitted under SFAS 123 and defined in Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," which excluded employee options granted at fair market value from compensation expense. Substantially all of the stock options currently outstanding have an exercise price equal to the fair market price at the date of grant and, therefore, under APB 25, virtually no compensation expense was recorded in 2002 and prior years. The change to the fair value method of accounting is being applied prospectively to all stock option awards granted, modified, or settled after January 1, 2003 and to employee stock purchases made during 2003 through participation in Gallagher's employee stock purchase plan. SFAS 123 requires that the fair value method for stock-based compensation be applied as of the beginning of the fiscal year in which it is adopted for all stock-based awards granted subsequent to such date. The consolidated financial statements for each of the first three quarters of 2003 were not restated for this change since its impact was not material to the amounts previously reported. The expense related to the first three quarters was charged against earnings in the fourth quarter of 2003. During 2003, Gallagher recognized $1.8 million of compensation expense due to the adoption of SFAS 123 related to its stock option plans and its employee stock purchase plan.

At December 31, 2003, Gallagher had four stock option plans, which are described more fully in Note 10. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares at the date of grant. For all options granted prior to January 1, 2003, Gallagher continues to account for stock option grants under the recognition and measurement principles of APB 25 and related Interpretations and, accordingly, recognizes no compensation expense for these stock options granted to employees. The following table illustrates the effect on net earnings and net earnings per share if Gallagher had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in millions):

	Year Ended December 31,		
	2003	2002	2001
Net earnings - as reported	$ 146.2	$ 129.9	$ 125.3
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	1.4	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards (see Note 10), net of related tax effects	(5.5)	(4.0)	(6.2)
Pro forma net earnings	$ 142.1	$ 125.9	$ 119.1
Basic net earnings per share - as reported	$ 1.63	$ 1.49	$ 1.48
Basic net earnings per share - pro forma	1.58	1.44	1.40
Diluted net earnings per share - as reported	1.57	1.41	1.39
Diluted net earnings per share - pro forma	1.54	1.38	1.33

As presented in the table above, had Gallagher applied the fair value recognition provisions of SFAS 123 to the 2002 and prior stock options grants, diluted net earnings per share as reported would have been reduced by $.03 in 2003, $.03 in 2002 and $.06 in 2001. The pro forma disclosures above only include the effect of options granted subsequent to January 1, 1995, the date in which fair value was to be measured under SFAS 123. Accordingly, the effects of applying the SFAS 123 pro forma disclosures to future periods may not be indicative of future results.

Fair Value of Financial Instruments - The carrying amounts of financial assets and liabilities reported in the accompanying consolidated balance sheet for cash and cash equivalents, restricted cash, premiums and fees receivable, premiums payable to insurance companies, accrued salaries and bonuses, accounts payable and other accrued liabilities, unearned fees and income taxes payable, at December 31, 2003 and 2002, approximate fair value because of the short maturity of these instruments. The financial assets that comprise investment strategies and marketable securities are carried at fair value in the accompanying consolidated balance sheet. Fair values for other investments and notes receivable are disclosed in Note 3. The carrying amounts of borrowings outstanding under Gallagher's credit agreement and other debt agreements listed in Note 7 approximate their fair values at December 31, 2003 because the borrowings are at floating interest rates or the rates are not significantly different from the prevailing market rates.

2. Adoption of New Accounting Standards

Stock-Based Compensation - See Note 1 for a discussion on the adoption of a new accounting standard related to stock-based compensation.

Consolidation of Variable Interest Entities - In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure used for business purposes that has: (a) an insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated support from other parties; (b) a group of equity owners that do not have the authority to make decisions about the entity's activities; or (c) equity that does not absorb the entity's losses or receive the benefits of the entity.

Prior to FIN 46, a partially-owned entity was only consolidated into the investor company's consolidated financial statements if it was controlled by the investor company through voting interests. Regardless of voting interests, FIN 46 requires a VIE to be consolidated by an investor company if the investor company is subject to a majority of the risk of the expected loss from the VIE's activities or entitled to receive a majority of the VIE's expected residual returns or both. FIN 46 also requires disclosures about VIEs in circumstances where the investor company is not required to consolidate but does have a significant variable interest. The consolidation requirements of FIN 46 applied immediately to VIEs created or invested in after January 31, 2003. The consolidation requirements apply to entities not considered special purpose entities that were created or invested in before February 1, 2003, in the first fiscal year or interim period ending after December 15, 2003. Early adoption is permitted.

Gallagher did not create or invest in any new VIEs subsequent to December 31, 2002. Effective July 1, 2003, Gallagher early adopted FIN 46, which required Gallagher to consolidate one partially-owned entity, that was determined to be a VIE and previously not consolidated because it was not controlled by Gallagher through a majority voting interest. The adoption of FIN 46 did not result in any additional debt on Gallagher's consolidated balance sheet nor did it have any impact on its 2003 consolidated net earnings or December 31, 2003 stockholders' equity. The following is a summary of the impact of the adoption of FIN 46 on Gallagher's December 31, 2003 consolidated financial statements (in millions except per share data):

Financial Statement Line	Balance Prior to Adjustment	Impact of FIN 46	Adjusted Balance
Statement of Earnings - Year Ended December 31, 2003			
Investment income - all other	$ 71.7	$ 46.4	$ 118.1
Investment expenses	53.7	44.1	97.8
Depreciation	28.9	2.3	31.2
Earnings before income taxes	193.3	-	193.3
Basic net earnings per share	1.63	-	1.63
Diluted net earnings per share	1.57	-	1.57
Balance Sheet at December 31, 2003			
Cash and cash equivalents	193.2	0.4	193.6
Other current assets	149.3	9.1	158.4
Investments - long term	132.0	(11.0)	121.0
Fixed assets related to consolidated investments - net	186.3	18.9	205.2
Accrued compensation and other accrued liabilities	206.4	12.9	219.3
Other noncurrent liabilities	94.6	4.5	99.1
Total stockholders' equity	619.1	-	619.1

Restatement of previously issued financial statements is not required. See Note 3 for the disclosures relating to those partially-owned or financed entities identified by Gallagher subject to the provisions of FIN 46.

Guarantees - In November 2002, FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which significantly changed the previous practice of accounting for, and disclosure of, guarantees and commitments. FIN 45 requires certain guarantees to initially be recorded at fair value, which was different from the previous practice of recording a liability only when a loss is probable and estimable, as those terms are defined in SFAS No. 5, "Accounting for Contingencies." FIN 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is also a change from prior practice.

FIN 45's disclosure requirements were effective for all guarantees, regardless of the initiation date, for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued, renewed or modified after December 31, 2002. During 2003, Gallagher evaluated thirteen financial guarantees and letters of credit pursuant to FIN 45, the results of which had no material impact on Gallagher's consolidated operating results and/or financial position. Gallagher will continue to evaluate all new or renewing guarantees each quarter to determine their impact on Gallagher's consolidated financial statements, the results of which could have a material effect on Gallagher's consolidated operating results and/or financial position. See Notes 3 and 16 for additional details and disclosures regarding Gallagher's financial guarantees and letters of credit.

3. Investments

Trading Securities - The following is a summary of Gallagher's trading securities and the related outstanding letters of credit (LOCs), financial guarantees and funding commitments (in millions):

	December 31, 2003		December 31, 2002		December 31, 2003	
					LOCs & Financial	Funding
Trading Securities:	**Current**	**Long-term**	**Current**	**Long-term**	**Guarantees**	**Commitments**
Managed directly	$ 5.0	$ -	$ 17.7	$ -	$ -	$ -
Managed by third parties	-	-	40.5	-	-	-
Total trading securities	$ 5.0	$ -	$ 58.2	$ -	$ -	$ -

Trading securities managed directly by Gallagher and by third party managers consist primarily of common and preferred stocks and corporate bonds. The trading securities managed by third parties were generally structured through limited partnerships. All of the trading securities are carried at fair value in the accompanying consolidated balance sheet, with unrealized gains and losses included in the consolidated statement of earnings.

The trading securities managed directly by Gallagher can generally be liquidated in 30 days or less. The trading securities managed by third parties were liquidated during 2003.

Investments - The following is a summary of Gallagher's other investments and the related outstanding letters of credit (LOCs), financial guarantees and funding commitments (in millions):

	December 31, 2003		December 31, 2002		December 31, 2003	
					LOCs & Financial	Funding
Investments:	**Current**	**Long-term**	**Current**	**Long-term**	**Guarantees**	**Commitments**
Asset Alliance Corporation (AAC) related investments:						
Direct and indirect investments in AAC	$ 1.3	$ 49.8	$ -	$ 46.7	$ -	$ -
Investment guaranteed by AAC	-	-	-	9.1	-	-
Low income housing (LIH) developments:						
Bridge loans	9.5	-	20.3	-	-	-
Partnership interests	-	3.1	-	8.1	-	-
LIH Developer	-	7.6	-	7.6	-	-
Alternative energy investments:						
Owned partnership interests	1.5	28.3	0.9	15.2	5.9	0.2
Partnership interest installment sales	14.6	8.0	15.0	24.3	-	-
Bermuda insurance investments	-	20.4	-	20.4	6.7	-
Real estate, venture capital and other investments:	-	3.8	1.7	37.0	2.1	5.9
Total investments	$ 26.9	$ 121.0	$ 37.9	$ 168.4	$ 14.7	$ 6.1

Asset Alliance Corporation - Through various debt and common and preferred stock holdings, Gallagher effectively owns 25% of AAC, a holding company that generally owns 50% of 13 private investment management firms (Firms). These Firms manage domestic and international investment portfolios for corporations, pension funds and individuals, which totaled approximately $4 billion at December 31, 2003. AAC has a proportional interest in the Firms' revenues that result principally from fees and participation in investment returns from the managed investment portfolios. Gallagher accounts for its holdings in AAC's common stock using equity method accounting.

Prior to 2001, Gallagher agreed to guarantee a portion of AAC's debt. On June 30, 2003, AAC made its regularly scheduled debt service payment, which released Gallagher from any remaining guarantee.

During the fourth quarter 2002, one of the Firms, Beacon Hill Asset Management LLC (Beacon Hill), withdrew from managing its portfolio due to various legal, contractual and business issues. As a result, AAC wrote down its investment and, correspondingly, Gallagher recorded a $3.0 million pretax charge to reflect its proportional loss. In the first quarter 2003, investors in a Beacon Hill investment partnership filed a lawsuit to recover investment losses naming AAC as a co-defendant. Gallagher is unable to estimate the impact, if any, this lawsuit may have on AAC and the resulting impact on Gallagher's investment value.

Low Income Housing (LIH) Developments - Gallagher's investments in LIH consist of three components:

Bridge Loans primarily represent early-stage loans to an LIH developer on properties that are being developed to qualify for LIH tax credits. The loans are collateralized by the land and buildings under development and carry fixed interest rates ranging from 4.0% to 9.5% at December 31, 2003. The loans are generally outstanding for 12 to 24 months and accrue interest until the projects are refinanced by a purchaser or syndicator. No loan has ever defaulted since Gallagher began making these types of loans in 1996.

Partnership Interests represent Gallagher's ownership in completed and certified LIH developments. At December 31, 2003, Gallagher owned a limited partnership interest in 24 LIH developments. These are generating tax benefits to Gallagher on an ongoing basis in the form of both tax deductions for operating losses and tax credits. These investments are generally accounted for using the effective yield method and are carried at amortized cost. Under the effective yield method, Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included, net of amortization of the investment, as a component of the provision for income taxes. Gallagher has never incurred a loss on a LIH project.

Twelve of the LIH developments have been determined to be VIEs but are not required to be consolidated. Gallagher invested in these developments between 1990 and 2000 as a limited partner. At December 31, 2003, total assets and total debt of these developments was approximately $76 million and $60 million, respectively. Gallagher's maximum exposure to a potential loss from these VIEs was $3.1 million at December 31, 2003, which equaled the net aggregate carrying value of its investments.

LIH Developer represents Gallagher's 30% ownership interest in the company that is the developer and/or syndicator of most of Gallagher's LIH development investments. It has been determined to be a VIE but is not required to be consolidated. Gallagher's original investment was in 1996. The LIH Developer generates revenues from syndication and development fees and its equity is virtually all cash, cash producing real estate project receivables and bridge loans. Gallagher accounts for this investment using equity method accounting. At December 31, 2003, the LIH Developer had total assets of approximately $23 million and no debt. Gallagher's maximum exposure to a potential loss from this VIE was $7.6 million at December 31, 2003, which equaled the net carrying value of its investment.

Alternative Energy Investments - Gallagher has made investments in partnerships formed to develop energy that qualifies for tax credits under Internal Revenue Code (IRC) Section 29. There are two types of such investments:

Owned Partnership Interests consist of (i) waste-to-energy (Biomass) partnerships which own the rights to gas emissions (Biogas) from landfills and the wells and infrastructure necessary to capture the Biogas and (ii) synthetic coal (Syn/Coal) partnerships which own and lease equipment that processes qualified fuel under IRC Section 29. Gallagher has an interest in six Biomass limited partnerships and five Syn/Coal limited partnerships or limited liability companies which generate tax benefits to Gallagher on an ongoing basis in the form of both tax deductions for operating losses and tax credits. Two of the Syn/Coal limited partnerships are consolidated (one due to ownership percentage and one due to it being a VIE as discussed below) into Gallagher's 2003 consolidated financial statements. The remainder of these investments are primarily carried at amortized cost. Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included as a component of the provision for income taxes.

At December 31, 2003, LOCs and financial guarantees of $5.9 million related to the completion of a Biogas pipeline and the reclamation of a Syn/Coal property. The $0.2 million funding commitment related to a Syn/Coal project.

Five of the Biomass limited partnerships have been determined to be VIEs but are not required to be consolidated. Gallagher is a limited partner in each investment. The investments were entered into by Gallagher between 1991 and 1998. At December 31, 2003, total assets and total debt of these investments was approximately $21 million and $14 million, respectively. Gallagher's maximum exposure to a potential loss from these VIEs was $2.4 million at December 31, 2003, which equaled the net aggregate carrying value of its investments.

Because of Gallagher's economic interest in one of the Syn/Coal partnerships, it has been determined to be a VIE and, effective as of July 1, 2003, was required to be consolidated into Gallagher's consolidated financial statements under FIN 46 criteria. See Note 2 and the "Consolidated Investments" section below for additional details and disclosures regarding this Syn/Coal partnership.

Partnership Interest Installment Sales represent the remaining book value and receivables from the Biomass and Syn/Coal operations that have been either partially or completely sold to third parties. Gallagher accounts for these investments on the installment sale basis, which requires that the net gains, including the amortization of the bases of the assets sold, be recognized over time as a component of investment income.

Biomass - As part of selling its interests in Biomass partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations. At December 31, 2003, the maximum potential amount of future payments that Gallagher could be required to make under these indemnifications totaled approximately $11 million, net of the applicable income tax benefit. Gallagher did not record any liability in its December 31, 2003 consolidated balance sheet for these potential indemnifications.

Syn/Coal - As part of selling its interests in Syn/Coal partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations, and in certain circumstances, subsequently obtained private letter rulings (PLRs) from the Internal Revenue Service (IRS). Gallagher has not recorded any liability in its December 31, 2003 consolidated balance sheet for these potential indemnifications.

On October 29, 2003, the IRS issued Announcement 2003-70 stating that it had completed a review of chemical change issues associated with tax credits claimed under IRC Section 29 relating to the production and sale of synthetic coal (Syn/Coal Credits). It further stated that it would resume the issuance of PLRs concerning Syn/Coal Credits consistent with the guidelines regarding chemical change previously set forth in Revenue Procedures 2001-30 and 2001-34 and certain additional requirements related to sampling, testing and recordkeeping procedures, even though the IRS does not believe the level of chemical change required under that guidance is sufficient for IRC Section 29 purposes. The IRS also stated in the announcement that it would continue to issue PLRs because it recognized that many taxpayers and their investors have relied on its long standing PLR practice to make investments. In Announcement 2003-46 issued on June 27, 2003, the IRS had questioned the validity of certain test procedures and results that had been presented to it by taxpayers with interests in synthetic fuel operations as evidence that the required significant chemical change had occurred, and had initiated a review of these test procedures and results which was completed as noted in Announcement 2003-70.

Separately, the Permanent Subcommittee on Investigations of the Government Affairs Committee of the United States Senate (Subcommittee) is conducting an investigation of potential abuses of tax credits by producers of synthetic fuel under IRC Section 29. The Subcommittee Chairman, in a memorandum commencing the investigation, has stated that he anticipates the investigation will focus on whether certain synthetic fuel producers are claiming tax credits even though their product is not a qualified synthetic fuel under Section 29 and IRS regulations. The memorandum also states that the investigation will address whether certain corporations are engaging in transactions solely to take advantage of unused Section 29 credits with no other business purpose and the IRS's efforts to curb abuses related to these credits.

The effect of these two developments on the synthetic coal industry is not clear. Gallagher is aware that new PLRs have been issued since October 29, 2003, and it has participated in an interview with Subcommittee staff. Gallagher continues to believe it is claiming Syn/Coal Credits in accordance with IRC Section 29 and two PLRs previously obtained by Syn/Coal partnerships in which it has an interest. Gallagher understands these PLRs are consistent with those issued to other taxpayers and has received no indication from the IRS that it will seek to revoke or modify them. In that regard, one of the Syn/Coal partnerships in which Gallagher has an interest, is under examination for the tax year 2000, and the PLR it obtained was reviewed in the course of that examination. That partnership has been recently advised that the examination will be closed without any changes being proposed by the IRS for the tax year 2000.

Gallagher has insurance policies in place, the scope of which Gallagher believes would provide substantial coverage in the event the Syn/Coal Credits were disallowed. While there can be no assurance that such coverage would ultimately be available, if the full amount of the policies were collected, Gallagher's maximum after-tax exposure relating to the disallowance of the Syn/Coal Credits is as follows (in millions):

	Maximum	Net of Insurance
Tax credits recorded by Gallagher	$ 106.9	$ 64.3
Installment sale proceeds subject to indemnification	110.8	3.0
Net carrying value of assets held at December 31, 2003	14.0	14.0
Total exposure	$ 231.7	$ 81.3

Bermuda Insurance Investments - These investments consist primarily of a $20 million equity investment (less than 2% ownership) in Allied World Assurance Holdings, Ltd. which is a Bermuda based insurance and reinsurance company founded in 2001 by American International Group, Inc., The Chubb Corporation and affiliates of Goldman, Sachs & Co. This investment is carried at its original cost.

The remaining balance of $0.4 million is Gallagher's rent-a-captive facility, formed in 1997 that Gallagher uses as a placement facility for its insurance brokerage operations. This operation has been consolidated into Gallagher's consolidated financial statements. Gallagher has posted $6.7 million of LOCs to allow the rent-a-captive to meet minimum statutory surplus requirements and for additional collateral related to premium and claim funds held in a fiduciary capacity. These LOCs have never been drawn upon.

Real Estate, Venture Capital and Other Investments - At December 31, 2003, Gallagher had investments in eight real estate ventures with a net carrying value of $4.6 million in the aggregate, none of which was in excess of $2.1 million. Gallagher also had investments in six venture capital investments that consisted of various debt and equity investments in development-stage companies and turn-arounds, none of which had a carrying value in excess of $1.1 million. These investments' carrying values netted to a $2.1 million allowance in the aggregate, which included reserves for LOCs, financial guarantees and funding commitments related to these venture capital investments. The remaining $1.3 million related to six other investments, none of which was in excess of $600,000 at December 31, 2003.

On January 27, 2004, Gallagher reached an agreement to withdraw its support of one of the real estate ventures which released Gallagher from a $2.0 million LOC. This LOC was in place as of December 31, 2003 but Gallagher did not report this as an obligation as of December 31, 2003 due to its release subsequent to year end. This LOC was never drawn upon during the period it was outstanding.

Seven of these investments have been determined to be VIEs but are not required to be consolidated. These were originally invested in between 1997 and 2001. At December 31, 2003, total assets and total debt of these investments was approximately $156 million and $153 million, respectively. Gallagher's maximum exposure to a potential loss related to these investments was $3.1 million at December 31, 2003, which equaled the net aggregate carrying value of these investments.

Consolidated Investments - Gallagher has an ownership interest in excess of 50% in four investment enterprises: two real estate partnerships, an airplane leasing limited liability company and one Syn/Coal facility. One real estate partnership represents a 60% investment in a limited partnership that owns the building that Gallagher leases for its home office and several of its subsidiary operations. The other real estate partnership represents an 80% investment in a limited partnership that is developing an 11,000-acre residential community near Orlando, Florida. Gallagher owns 90% of an airplane leasing company that leases two cargo airplanes to the French Postal Service. During the fourth quarter 2003, Gallagher acquired a 99% equity position in a Syn/Coal facility held to generate IRC Section 29 tax credits. These four investments are consolidated into Gallagher's consolidated financial statements.

Gallagher also owns 5% of another Syn/Coal facility. The other 95% was previously sold on the installment sale basis and has substantial residual value to Gallagher. Under the FIN 46 criteria, this investment has been determined to be a VIE which required Gallagher to consolidate this facility into its consolidated financial statements. See Note 2 for additional disclosures regarding this Syn/Coal partnership.

The following is a summary of the consolidated investments and the related outstanding LOCs, financial guarantees and funding commitments (in millions):

	December 31, 2003	December 31, 2002	December 31, 2003 LOCs & Financial Guarantees	December 31, 2003 Funding Commitments
Home office land and building:				
Fixed assets	$ 100.9	$ 100.4	$ -	$ -
Accumulated depreciation	(13.2)	(10.6)	-	-
Non-recourse borrowings - current	(0.8)	(0.7)	-	-
Recourse borrowings - current	-	-	-	-
Non-recourse borrowings - noncurrent	(74.0)	(74.8)	-	-
Recourse borrowings - noncurrent	(3.0)	(3.0)	-	-
Net other consolidated assets and liabilities	2.2	0.7	-	-
Net investment	12.1	12.0	-	-
Florida community development land and improvements:				
Fixed assets	56.0	50.7	-	-
Accumulated depreciation	-	-	-	-
Non-recourse borrowings - current	(10.7)	(2.9)	-	-
Recourse borrowings - current	(17.0)	(17.0)	-	-
Non-recourse borrowings - noncurrent	(0.2)	(3.3)	-	-
Recourse borrowings - noncurrent	(12.4)	(12.4)	-	-
Net other consolidated assets and liabilities	(3.6)	(2.0)	12.8	1.5
Net investment	12.1	13.1	12.8	1.5
Airplane leasing company:				
Fixed assets	51.8	51.8	-	-
Accumulated depreciation	(10.5)	(6.9)	-	-
Non-recourse borrowings - current	(2.4)	(2.2)	-	-
Recourse borrowings - current	-	-	-	-
Non-recourse borrowings - noncurrent	(32.5)	(34.8)	-	-
Recourse borrowings - noncurrent	-	-	-	-
Net other consolidated assets and liabilities	0.9	0.2	-	-
Net investment	7.3	8.1	-	-
Syn/Coal partnerships:				
Cash and receivables	19.0	-	-	-
Fixed assets	35.2	-	-	-
Accumulated depreciation	(15.0)	-	-	-
Non-recourse borrowings - current	-	-	-	-
Recourse borrowings - current	-	-	-	-
Non-recourse borrowings - noncurrent	-	-	-	-
Recourse borrowings - noncurrent	-	-	-	-
Net other consolidated assets and liabilities	(18.4)	-	-	-
Net investment	20.8	-	-	-
Total consolidated investments:				
Cash and receivables	19.0	-	-	-
Fixed assets	243.9	202.9	-	-
Accumulated depreciation	(38.7)	(17.5)	-	-
Non-recourse borrowings - current	(13.9)	(5.8)	-	-
Recourse borrowings - current	(17.0)	(17.0)	-	-
Non-recourse borrowings - noncurrent	(106.7)	(112.9)	-	-
Recourse borrowings - noncurrent	(15.4)	(15.4)	-	-
Net other consolidated assets and liabilities	(18.9)	(1.1)	12.8	1.5
Net investment	$ 52.3	$ 33.2	$ 12.8	$ 1.5

As shown in the above table, three of the five consolidated investment enterprises have borrowings related to their assets. In the case of the home office building and the airplane leasing company, over 97% of the borrowings are collateralized solely by the enterprises' underlying assets and are non-recourse to Gallagher's other operations. In regards to the Florida community development, approximately 73% of the borrowings are recourse to Gallagher through LOCs and written financial guarantees in the event the underlying assets are not sufficient collateral. In addition, at December 31, 2003, with respect to the Florida community development, Gallagher has verbally committed to fund another $1.5 million of development costs.

At December 31, 2003, Gallagher's maximum exposure to a potential loss related to these investments is as follows (in millions):

Net carrying value	$	52.3
Recourse portion of debt		32.4
LOCs, financial guarantees and funding commitments		14.3
Maximum exposure	$	99.0

See Note 16 for a summary of future cash payments, excluding interest, related to the borrowings of Gallagher's consolidated investment enterprises.

Significant components of investment income are as follows (in millions):

	Year Ended December 31,		
	2003	2002	2001
Interest - fiduciary	$ 8.5	$ 10.2	$ 13.2
Trading securities:			
Interest	3.3	1.0	2.5
Dividends	1.7	1.8	2.3
Net change in unrealized gain (loss) on securities managed by third parties	0.7	-	(0.1)
Net realized gain on securities managed by third parties	0.4	1.5	0.1
Net change in unrealized gain (loss) on securities managed directly	(0.1)	0.2	-
Net realized gain on securities managed directly	1.0	0.1	0.5
Other-than-temporary impairments	-	(2.7)	(0.6)
Other realized gains	-	-	3.4
AAC related investments:			
Interest	1.1	1.1	0.2
Dividends	1.1	0.8	-
Income from equity ownership	2.9	2.4	0.8
Fee income	-	2.0	2.9
Loss from AAC's write-down of investment in fund manager	-	(3.0)	-
Gain on sale of portion of minority interest	-	11.8	-
LIH developments:			
Interest	0.9	1.4	1.2
Income from equity ownership	0.1	1.3	0.7
Other realized gains	2.1	-	0.9
Alternative energy investments:			
Interest	1.4	1.2	2.5
Installment gains	39.0	34.6	6.3
Other income	0.9	0.7	0.8
Other realized gains	-	-	4.4
Real estate, venture capital and other investments:			
Loss from equity ownership	(0.5)	(0.2)	(2.2)
Realized losses on dispositions and write-downs	(29.1)	(32.4)	-
Other realized gains (losses)	-	(0.2)	5.8
Income from consolidated investments	62.0	9.8	7.7
Gains on sales of operations	2.5	2.5	2.4
Other income	2.2	3.2	3.5
Total investment income	$ 102.1	$ 49.1	$ 59.2

Effective on September 30, 2002, Gallagher reclassified its securities managed directly portfolio from available for sale to trading. As a result of this reclassification, changes in unrealized gains and losses on this portfolio are recorded in investment income in the consolidated statement of earnings. Prior to September 30, 2002, changes in unrealized gains and losses on this portfolio were recorded in stockholders' equity as accumulated other comprehensive earnings or losses. Amounts included in investment income from trading securities represent interest and dividend income and normal recurring realized and unrealized gains and losses on the trading securities portfolios. In 2002 and 2001, Gallagher incurred other-than-temporary impairments of $2.7 million and $0.6 million, respectively, that were recognized related to Gallagher's securities managed directly portfolio that resulted from a sharp decline in the equity markets during 2002 and 2001. Also in 2001, there were $3.4 million of realized gains from investments written-off prior to 2001.

Investment income from AAC related investments primarily represents income associated with Gallagher's debt, preferred and common stock investments in AAC. Gallagher accounts for the common stock portion of its investment using the equity method. During the fourth quarter of 2002, Gallagher recognized a $3.0 million loss through the equity method of accounting for AAC's write-down of its investment in Beacon Hill. In addition, Gallagher recognized an $11.8 million gain related to the sale of a portion of its equity position in AAC to an international financial institution. Fee income in 2002 and 2001 consists primarily of investment related fees paid to Gallagher for providing letters of credit and financial guarantees to AAC.

Investment income from low income housing (LIH) developments primarily represents income associated with Gallagher's equity investment in a LIH Developer that is accounted for using the equity method and interest income from bridge loans made by Gallagher related to LIH developments.

Investment income from alternative energy investments primarily relates to installment gains from several sales of Gallagher's interests in limited partnerships that operate Syn/Coal facilities, that occurred in the latter part of 2001 and early 2002, and a sale of several of its Biomass partnerships in 2000. Gallagher accounts for these transactions on the installment sale basis, which requires that the gains, net of the amortization of the bases of the assets sold, be recognized over time as a component of investment income. Also in 2001, Gallagher recognized one-time gains of $4.4 million related to three alternative energy sale transactions.

Investment income from real estate, venture capital and other investments primarily represents income associated with Gallagher investments in eight real estate ventures, six venture capital investments that consisted of various debt and equity investments in development-stage companies and turn-arounds and six other investments. During 2003, Gallagher incurred $29.1 million of losses related to its venture capital investments. During the first quarter of 2003, Gallagher incurred $25.7 million of the losses related to the write-downs and dispositions when it decided to withdraw virtually all continued support for its venture capital investments, except to the limited extent needed to realize value from the remaining assets. Without Gallagher's support, it was doubtful that these operations would be able to execute their business plans. Therefore, Gallagher's investments were determined to be other-than-temporarily impaired. During 2002, Gallagher recognized $28.8 million of net aggregate write-downs of loans and equity holdings related to its venture capital investments. In addition, Gallagher incurred a $3.6 million loss in the third quarter of 2002 on the sale of a venture capital investment. Several of the venture capital equity investments written-down in 2002 had generated losses to Gallagher in 2001 using equity method accounting. During 2001, Gallagher recognized one-time gains of $4.5 million generated from the sale of land by the Florida community development and $1.3 million related to two other real estate transactions.

Income from consolidated investments in 2003 primarily represents the impact of the adoption of FIN 46. Effective July 1, 2003, Gallagher early adopted FIN 46, which required Gallagher to consolidate a Syn/Coal partnership in which it has a 5% ownership interest. Prior to July, 1, 2003, this partnership was not consolidated because it was not controlled by Gallagher through a majority voting interest. For the six-month period ended December 31, 2003, Gallagher recognized investment income of $46.4 million related to this Syn/Coal partnership. Investment income from consolidated investments also includes income related to the Florida community development, Gallagher's home office building and the airplane leasing company. Income from consolidated investments in 2002 and 2001 primarily represents rental income related to the airplane leasing company (2002 only) and the two real estate partnerships. Rental income of the home office building was $6.8 million, $7.2 million and $7.4 million in 2003, 2002 and 2001, respectively. Total expenses associated with the rental income, including interest and depreciation expenses, were $6.6 million, $7.5 million and $7.7 million in 2003, 2002 and 2001, respectively. In 2003 and 2002, rental income of the airplane leasing company was $3.2 million and $1.9 million, respectively, and total expenses associated with this income, including interest and depreciation expenses, was $5.0 million and $2.9 million, respectively.

Gains on sales of operations primarily represent gains from the dispositions of branch operations. Gallagher disposed of one operation in each of 2003, 2002 and 2001. The net assets sold and the operating results included in the consolidated statement of earnings related to these operations were not material to the consolidated financial statements.

4. Business Combinations

During 2003, Gallagher acquired substantially all the net assets of the following firms (13 insurance brokerage and one risk management) in exchange for its common stock and/or cash. These acquisitions have been accounted for using the purchase accounting method for recording business combinations (in millions except share data):

Name and Effective Date of Acquisitions	Common Shares Issued	Common Share Value	Cash Paid	Accrued Payable	Escrow Deposited	Recorded Purchase Price	Contingent Payable
	(000s)						
W. E. Kingsley Co.							
January 1, 2003	101	$ 2.7	$ -	$ -	$ 0.3	$ 3.0	$ -
McRory & Company							
January 1, 2003	54	1.4	-	-	0.2	1.6	-
Harman & McRory Company							
January 1, 2003	49	1.3	-	-	0.2	1.5	-
Benefits Planning & Insurance Agency, Inc. (BPI)							
February 28, 2003	577	12.7	-	-	1.4	14.1	8.5
J. A. Lorenzo & Co., Ltd.							
May 31, 2003	119	2.9	-	-	0.3	3.2	1.3
Andrew-Anthony Insurance Agency, Inc. (AAI)							
July 1, 2003	30	0.8	3.6	-	0.5	4.9	2.3
Life Plans of New England, Inc.							
September 1, 2003	25	0.6	0.3	-	0.1	1.0	1.8
Cal E&S Brokers, Inc. and Cal E&S Brokers of New Jersey, Inc.							
October 1, 2003	29	0.5	2.5	-	0.3	3.3	-
HRadvantage, LLC (HRA)							
October 1, 2003	103	2.6	1.1	-	0.4	4.1	1.8
National Insurance Professionals Corporation (NIP)							
October 1, 2003	100	2.4	2.2	-	0.5	5.1	3.2
Connor Hale Kerslake Limited (CHK)							
October 1, 2003	-	-	23.5	-	1.3	24.8	9.1
Babcock Consulting, Inc.							
November 1, 2003	44	1.1	0.6	-	0.2	1.9	1.0
Avery-Hammer Insurance Associates, Inc.							
November 1, 2003	76	2.0	-	-	0.2	2.2	0.5
Wyatt Gallagher Bassett Pty Ltd (WGB)							
December 1, 2003	-	-	7.4	1.7	-	9.1	-
	1,307	$ 31.0	$ 41.2	$ 1.7	$ 5.9	$ 79.8	$ 29.5

Common shares exchanged in connection with these acquisitions were valued at closing market prices as of the effective date of the respective acquisition. Escrow deposits that are returned to Gallagher as a result of purchase price adjustment provisions are recorded as downward adjustments to goodwill when the escrows are settled. The contingent payables that are disclosed in the foregoing table represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These contingent obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will be recorded as upward adjustments to goodwill when the contingencies are settled. The aggregate amount of unrecorded contingent payables outstanding as of December 31, 2003 related to the 2003 and 2002 acquisitions was $42.5 million.

During 2003, Gallagher issued 0.3 million shares to settle a contingent purchase obligation related to a May 2002 acquisition and recorded additional goodwill of $7.9 million.

The following is a summary of the estimated fair values of the assets acquired at the date of each acquisition based on preliminary purchase price allocations (in millions):

	BPI	AAI	HRA	NIP	CHK	WGB	Eight Other Acquisitions	Total
Current assets	$ 0.1	$ 4.3	$ 0.1	$ 5.6	$ 23.8	$ -	$ 18.8	$ 52.7
Fixed assets	-	-	-	-	0.1	-	0.2	0.3
Goodwill	4.8	3.4	3.1	2.4	7.0	4.6	10.1	35.4
Expiration lists	9.1	1.9	0.6	3.2	13.7	3.6	4.6	36.7
Non-compete agreements	1.0	-	0.3	-	1.4	0.9	1.7	5.3
Total assets acquired	15.0	9.6	4.1	11.2	46.0	9.1	35.4	130.4
Current liabilities	0.9	4.7	-	5.4	21.2	-	17.7	49.9
Noncurrent liabilities	-	-	-	0.7	-	-	-	0.7
Total liabilities assumed	0.9	4.7	-	6.1	21.2	-	17.7	50.6
Total net assets acquired	$ 14.1	$ 4.9	$ 4.1	$ 5.1	$ 24.8	$ 9.1	$ 17.7	$ 79.8

These acquisitions allow Gallagher to expand into desirable businesses and geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. The excess of the purchase price over the estimated fair value of the tangible net assets acquired at the acquisition date was allocated within the Brokerage and Risk Management segments to goodwill, expiration lists and non-compete agreements in the amounts of $35.4 million, $36.7 million and $5.3 million, respectively. Purchase price allocations are preliminarily established at the time of the acquisition and are subsequently reviewed within the first year of operations to determine the necessity for allocation adjustments. Expiration lists and non-compete agreements related to these acquisitions are currently being amortized on a straight-line basis over a weighted average useful life of 15 years and 5 to 6 years, respectively. Goodwill is not amortized, but is subject to periodic reviews for impairment (at least annually or more frequently if impairment indicators arise). Gallagher reviews goodwill for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. No such indicators were noted in 2003 and 2002. Of the $36.7 million of expiration lists and $5.3 million of non-compete agreements related to the 2003 acquisitions, $29.5 million and $4.3 million, respectively, are not expected to be deductible for income tax purposes. Accordingly, Gallagher recorded a deferred tax liability of $11.3 million, and a corresponding amount of goodwill, in 2003 related to the nondeductible amortizable assets. This amount has not been included in the above table.

Gallagher's consolidated financial statements for 2003 include the operations of these companies from the date of their respective acquisition. The following is a summary of the unaudited pro forma historical results, as if these purchased entities had been acquired at January 1, 2002 (in millions, except per share data):

	Year Ended December 31, 2003	Year Ended December 31, 2002
Total revenues	$ 1,283.8	$ 1,096.9
Net earnings	149.8	131.2
Basic net earnings per share	1.66	1.48
Diluted net earnings per share	1.60	1.41

The unaudited pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred at January 1, 2002, nor is it necessarily indicative of future operating results.

5. Fixed Assets

Major classes of fixed assets consist of the following (in millions):

	December 31, 2003	December 31, 2002
Furniture and equipment	$ 137.9	$ 137.8
Buildings and improvements	97.2	96.7
Land and improvements	59.3	54.3
Airplanes of consolidated leasing company	51.8	51.8
Leasehold improvements	26.9	26.7
Syn/Coal equipment	35.2	-
	408.3	367.3
Accumulated depreciation	(142.1)	(116.3)
Net fixed assets	$ 266.2	$ 251.0

6. Intangible Assets

Major classes of amortizable intangible assets consist of the following (in millions):

	December 31, 2003	December 31, 2002
Expiration lists	$ 84.1	$ 45.2
Accumulated amortization - expiration lists	(12.1)	(5.7)
	72.0	39.5
Non-compete agreements	16.9	13.2
Accumulated amortization - non-compete agreements	(4.3)	(1.8)
	12.6	11.4
Net amortizable assets	$ 84.6	$ 50.9

Estimated aggregate amortization expense for each of the next five years is as follows:

2004	$ 12.1
2005	12.1
2006	11.9
2007	11.9
2008	11.7
Total	$ 59.7

The changes in the carrying amount of goodwill for 2003 are as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Balance as of January 1, 2003	$ 81.7	$ 2.5	$ -	$ 84.2
Goodwill acquired during the year	48.5	6.1	-	54.6
Adjustments related to independent appraisals and other purchase accounting adjustments	1.2	-	-	1.2
Goodwill written-off related to sales of business units and impairment reviews during the year	(1.7)	-	-	(1.7)
Balance as of December 31, 2003	$ 129.7	$ 8.6	$ -	$ 138.3

7. Credit and Other Debt Agreements

On July 21, 2003, Gallagher entered into a $250.0 million unsecured revolving credit agreement (Credit Agreement), which expires on July 20, 2006, with a group of ten financial institutions. The Credit Agreement replaced a $150.0 million unsecured revolving credit agreement that was to expire on September 10, 2003. The Credit Agreement provides for a revolving credit commitment of up to $250.0 million. In addition, the Credit Agreement provides for the issuance of standby LOCs, which are limited to $75.0 million in the aggregate. The issuance of such LOCs reduces the amount of net funds available for future borrowing under the Credit Agreement. At January 27, 2004, $51.1 million of LOCs (of which Gallagher has $26.8 of liabilities recorded as of December 31, 2003) were outstanding under the Credit Agreement, which primarily related to Gallagher's investments as discussed in Notes 3 and 16 to the consolidated financial statements. There were no borrowings outstanding under the revolving credit commitment at December 31, 2003. Accordingly, as of January 27, 2004, $198.9 million remained available for potential borrowings, of which $23.9 million may be in the form of additional LOCs. Interest rates on borrowings under the Credit Agreement are based on the prime commercial rate or LIBOR plus .575%, .800% or 1.000%, the determination of which is dependent on a financial leverage ratio maintained by Gallagher. The annual facility fee related to the Credit Agreement is either .125%, .150% or .200% of the used and unused portions, the determination of which is also dependent on a financial leverage ratio maintained by Gallagher. Gallagher incurred approximately $1.0 million in fees and expenses related to the Credit Agreement, which has been capitalized and is being amortized to expense over the life of the Credit Agreement. The Credit Agreement contains various covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2003.

The following is a summary of Gallagher's Credit Agreement and consolidated investment related debt (in millions):

	December 31, 2003	December 31, 2002
Gallagher's Credit Agreement:		
Periodic payments of interest and principal, prime or LIBOR plus up to 1.00%, expires July 2006	$ -	$ 25.0
Mortgage loan on Gallagher's home office:		
Monthly installments of principal and interest, fixed rate of 8.35%, 30 year amortization, balloon payment 2008	77.8	78.6
Line of credit facility on Florida community development:		
Permits borrowings up to $17.0 million, quarterly interest-only payments, variable rate of LIBOR plus 2.00%, expires 2004	17.0	17.0
Line of credit facility on Florida community development:		
Permits borrowings up to $15.0 million, monthly interest-only payments, rate of prime plus 0.5%, expires 2004	4.8	-
Bonds payable on Florida community development:		
Monthly interest-only payments through 2010, variable rate based on commercial paper rate, balloon payment 2010	12.4	12.4
Mortgage loan on Florida community development:		
Annual installments, fixed rate of 8.00%, expires 2004	5.6	5.7
Equipment loans on Florida community development:		
Fixed monthly payments, fixed rates of 6.25% and 7.00%, expire 2005 and 2007	0.5	0.4
Loan on airplanes leased to French Postal Service:		
Monthly principal and interest payments, variable rate of LIBOR plus 1.62%, balloon payment 2006	34.9	37.0
	$ 153.0	$ 176.1

See Note 16 for additional discussion on commitments and contingencies.

8. Capital Stock and Stockholders' Rights Plan

Capital Stock - The table below summarizes certain information about Gallagher's capital stock at December 31, 2003 and 2002 (in millions, except par value data):

Class	Par Value	Authorized Shares
Preferred stock	No par	1
Common stock	$1.00	400

Stockholders' Rights Plan - Non-voting Rights, authorized by the Board of Directors on March 10, 1987 and approved by stockholders on May 12, 1987, are outstanding on each share of Gallagher's outstanding common stock. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007. Under certain conditions, each Right may be exercised to purchase one share of common stock at an exercise price of $25. The Rights become exercisable and transferable after a public announcement that a person or group (as defined) has acquired 20% or more of the common stock or after commencement or public announcement of a tender offer for 30% or more of the common stock. If Gallagher is acquired in a merger or business combination, each Right exercised gives the holder the right to purchase $50 of market value of common stock of the surviving company for the $25 exercise price. The Rights may be redeemed by Gallagher at $.0125 per Right at any time prior to the public announcement of the acquisition of 20% of the common stock.

9. Earnings per Share

The following table sets forth the computation of basic and diluted net earnings per share (in millions, except per share data):

	Year Ended December 31,		
	2003	2002	2001
Net earnings	$ 146.2	$ 129.9	$ 125.3
Weighted average number of common shares outstanding	90.0	87.3	84.8
Dilutive effect of stock options using the treasury stock method	3.3	4.6	5.3
Weighted average number of common and common equivalent shares outstanding	93.3	91.9	90.1
Basic net earnings per share	$ 1.63	$ 1.49	$ 1.48
Diluted net earnings per share	1.57	1.41	1.39

Options to purchase 2.0 million, 0.3 million and 0.2 million shares of common stock were outstanding at December 31, 2003, 2002 and 2001, but were not included in the computation of the dilutive effect of stock options for the year then ended. These options were excluded from the computation because the options' exercise prices were greater than the average market price of the common shares during the respective period and, therefore, would be antidilutive to earnings per share under the treasury stock method.

10. Stock Option Plans

Gallagher has incentive and nonqualified stock option plans for officers and key employees of Gallagher and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant. Options granted under the nonqualified plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or retirement. Options expire 10 years from the date of grant, or earlier in the event of termination of the employee.

In addition, Gallagher has a non-employee directors' stock option plan, which currently authorizes 1,925,000 shares for grant, with Discretionary Options granted at the direction of the Compensation Committee of the Board of Directors (the Compensation Committee) and Retainer Options granted in lieu of the directors' annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. The excess of fair value at the date of grant over the option price for these nonqualified stock options is considered compensation and is charged against earnings ratably over the vesting period.

Gallagher also has an incentive stock option plan for its officers and key employees resident in the United Kingdom. The United Kingdom plan is essentially the same as Gallagher's domestic employee stock option plans, with certain modifications to comply with United Kingdom law and to provide potentially favorable tax treatment for grantees resident in the United Kingdom.

All of the aforementioned stock option plans provide for the immediate vesting of all outstanding stock option grants in the event of a change in control of Gallagher as defined in the plan documents.

For purposes of the pro forma disclosures in Note 1 and for the expense recognition in 2003, the estimated fair values of the stock option grants are amortized to expense over the options' expected lives. The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,		
	2003	2002	2001
Expected dividend yield	2.8%	3.0%	3.0%
Expected risk-free interest rate	4.1%	3.8%	5.0%
Volatility	26.9%	26.1%	24.5%
Expected life (in years)	6.9	6.0	5.3

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Gallagher's employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options. The weighted average fair value per option for all options granted during 2003, 2002 and 2001, as determined on the grant date using the Black-Scholes option valuation model, was $6.38, $5.06 and $7.03, respectively.

The following is a summary of Gallagher's stock option activity and related information (in millions, except exercise price data):

	Year Ended December 31,					
	2003		2002		2001	
	Shares Under Option	Weighted Average Excerise Price	Shares Under Option	Weighted Average Excerise Price	Shares Under Option	Weighted Average Excerise Price
Beginning balance	14.4	$ 16.05	14.1	$ 13.63	14.4	$ 10.43
Granted	2.9	24.99	2.3	24.30	2.8	24.95
Exercised	(2.1)	9.44	(1.9)	8.16	(3.0)	9.00
Canceled	(0.2)	21.00	(0.1)	17.15	(0.1)	14.17
Ending balance	15.0	$ 18.59	14.4	$ 16.05	14.1	$ 13.63
Exercisable at end of year	5.2		5.1		4.8	

Options with respect to 10.7 million shares were available for grant at December 31, 2003.

Other information regarding stock options outstanding and exercisable at December 31, 2003 is summarized as follows (in millions, except exercise price data):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.11 - $ 9.25	4.7	2.75	$ 8.40	2.8	$ 8.27
9.31 - 22.70	4.3	7.18	19.23	1.3	16.19
22.87 - 26.50	5.1	8.49	25.42	0.8	25.54
26.87 - 36.94	0.9	7.98	30.74	0.3	30.58
$ 1.11 - $ 36.94	15.0	6.27	$ 18.59	5.2	$ 13.99

11. Deferred Compensation

Gallagher has a Deferred Equity Participation Plan, which is a non-qualified plan that provides for distributions to certain key executives of Gallagher upon their normal retirement. Under the provisions of the plan, Gallagher contributes shares of its common stock, in an amount approved by Gallagher's Board of Directors, to a rabbi trust on behalf of the executives participating in the plan. Distributions under the plan may not normally be made until the participant reaches age 62 and are subject to forfeiture in the event of voluntary termination of employment prior to age 62. All distributions from the plan are made in the form of Gallagher's common stock.

On March 31, 2003 and 2002, Gallagher contributed $4.4 million and $4.0 million, respectively, to the plan through the issuance of 169,000 and 122,000 shares, respectively, of Gallagher's common stock. The Gallagher common stock that is issued under the plan to the rabbi trust is valued at historical cost (fair market value at the date of grant) and the unearned deferred compensation obligation is classified as a contra equity amount. The unearned deferred compensation balance is shown as a reduction of stockholders' equity in the accompanying consolidated balance sheet and is being amortized to compensation expense ratably over the vesting period of the participants. Future changes in the fair value of the Gallagher common stock that is owed to the participants does not have any impact on Gallagher's consolidated financial statements. During 2003 and 2002, $1.4 million and $0.9 million, respectively, were charged to compensation expense related to the common stock issued under this plan.

12. Restricted Stock Awards

Gallagher has an incentive compensation plan for several of its key executives and management personnel. The compensation under this plan is determined by a formula applied to the pretax profitability of certain operating divisions and may include an equity award as part of such incentive compensation.

On March 31, 2003 and 2002, Gallagher contributed 275,000 and 274,000 shares, respectively, of its common stock to the plan, with an aggregate fair value of $7.2 million and $9.0 million, respectively, as of those dates. Also, on March 31, 2003, Gallagher granted restricted stock awards of 27,000 shares in the aggregate of its common stock to its Chief Executive Officer and one other Corporate Officer, with an aggregate fair value of $0.7 million as of that date. Also, on March 31, 2002, Gallagher granted, to its Chief Executive Officer, a restricted stock award of 32,000 shares of Gallagher common stock with an aggregate fair value of $1.0 million as of that date. All of the 2003 restricted stock awards vest over a two-year period at the rate of 50% per year beginning on March 31, 2004. All of the 2002 restricted stock awards vest over a three-year period at the rate of 33 1/3% per year beginning on March 31, 2003. Gallagher accounts for restricted stock at historical cost which equals its fair market value at the date of grant. When restricted shares are issued, an unearned restricted stock obligation is recorded as a reduction of stockholders' equity, which will be ratably charged to compensation expense over the vesting period of the participants. Future changes in the fair value of the Gallagher common stock that is owed to the participants does not have any impact on Gallagher's consolidated financial statements. During 2003 and 2002, $6.3 million and $2.5 million, respectively, were charged to compensation expense related to these awards.

On June 1, 2003, Gallagher adopted a restricted stock plan for its directors, officers and other employees. Under the provisions of the plan, Gallagher is authorized to issue 4.0 million shares of Gallagher common stock. The Compensation Committee is responsible for the administration of the plan. Each award granted under the plan represents a right of the holder of the award to receive shares of Gallagher common stock, cash or a combination of shares and cash, subject to the holder's continued employment with Gallagher for a period of time after the date the award is granted. The Compensation Committee shall determine each recipient of an award under the plan, the number of shares of common stock subject to such award and the period of continued employment required for the vesting of such award, and these terms will be included in an award agreement between Gallagher and the recipient of the award. No awards have been granted under the plan as of the date of this report.

13. Employee Stock Purchase Plan

Effective July 1, 2003, Gallagher adopted an employee stock purchase plan (ESPP) under which the sale of 4.0 million shares of Gallagher's common stock has been authorized. Eligible employees may contribute up to 15% of their compensation towards the quarterly purchase of Gallagher's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may annually purchase shares having a fair market value of up to $25,000 (measured as of the first day of the quarterly offering period of each calendar year). Effective as of the end of the third and fourth quarters of 2003, Gallagher issued 0.1 million shares of common stock each quarter to employees who participated in the ESPP during those quarters at an aggregate purchase price of $1.8 million, or $22.89 per share, and $1.9 million, or $24.71 per share, respectively. Currently, there are 3.8 million shares reserved for future issuance. During 2003, $0.7 million was charged to compensation expense related to the common stock issued under the ESPP.

14. Retirement Plans

Gallagher has a noncontributory defined benefit pension plan that covers substantially all domestic employees who have attained a specified age and one year of employment. Benefits under the plan are based on years of service and salary history. Gallagher accounts for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions." The difference between the present value of the pension benefit obligation at the date of adoption of SFAS 87 and the fair value of plan assets at that date is being amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of plan assets and the funded status of the plan is as follows (in millions):

	Year Ended December 31, 2003	Year Ended December 31, 2002
Change in pension benefit obligation:		
Benefit obligation at beginning of year	$ 123.3	$ 98.8
Service cost	14.5	11.4
Interest cost	8.5	7.6
Plan amendments	-	2.9
Net actuarial loss	9.6	4.6
Benefits paid	(2.2)	(2.0)
Benefit obligation at end of year	$ 153.7	$ 123.3
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 82.7	$ 66.2
Actual return on plan assets	17.6	(6.1)
Contributions by Gallagher	17.7	24.6
Benefits paid	(2.2)	(2.0)
Fair value of plan assets at end of year	$ 115.8	$ 82.7
Funded status of the plan (underfunded)	$ (37.9)	$ (40.6)
Unrecognized net actuarial loss	13.2	14.0
Unrecognized prior service cost	3.0	3.3
Unrecognized transition obligation	0.2	0.2
Net amount recognized	$ (21.5)	$ (23.1)

The components of the net periodic pension benefit cost for the plan consists of the following (in millions):

	Year Ended December 31, 2003	2002	2001
Service cost - benefits earned during the year	$ 14.5	$ 11.4	$ 9.1
Interest cost on benefit obligation	8.5	7.6	6.3
Expected return on plan assets	(7.5)	(6.5)	(5.9)
Amortization of prior service cost	0.3	0.3	0.1
Amortization of net actuarial loss (gain)	0.4	-	(0.4)
Amortization of transition obligation	0.1	0.1	0.1
Net periodic benefit cost	$ 16.3	$ 12.9	$ 9.3

The following is information for pension plans with an accumulated benefit obligation in excess of plan assets (in millions):

	December 31, 2003	December 31, 2002
Projected benefit obligation	$ 153.7	$ 123.3
Accumulated benefit obligation	118.5	95.8
Fair value of plan assets	115.8	82.7

The following weighted average assumptions were used at December 31 in determining the plan's pension benefit obligation:

	December 31,	
	2003	2002
Discount rate	6.50%	6.75%
Weighted average rate of increase in future compensation levels	6.30%	6.30%

The following weighted average assumptions were used at January 1 in determining the plan's net periodic pension benefit cost:

	Year Ended December 31,	
	2003	2002
Discount rate	6.75%	7.50%
Weighted average rate of increase in future compensation levels	6.20%	6.50%
Expected long-term rate of return on assets	8.50%	9.00%

The following is a summary of the plan's weighted average asset allocations at December 31 by asset category:

	December 31,	
Asset Category	2003	2002
Equity securities	59.0%	55.0%
Debt securities	32.0%	35.0%
Real estate	9.0%	10.0%
Total	100.0%	100.0%

Plan assets are invested in various pooled separate accounts under a group annuity contract managed by a life insurance company. The plan's investment policy provides that investments shall be allocated in a manner designed to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with risk, and to comply with the Employee Retirement Security Act of 1974 (ERISA) by investing in the funds in a manner consistent with ERISA's fiduciary standards. Gallagher expects to contribute between $5.0 million and $10.0 million to the plan in 2004, subject to the maximum tax deductible contribution that is allowed under the IRC.

Gallagher has a qualified contributory savings and thrift (401(k)) plan covering the majority of its domestic employees. Gallagher's matching contributions (up to a maximum of 2% of eligible compensation; effective January 1, 2004 the maximum was increased to 2.5%) are at the discretion of Gallagher's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. Gallagher contributed $6.5 million, $5.3 million, and $4.6 million in 2003, 2002 and 2001, respectively. Gallagher also has a nonqualified deferred compensation plan for certain employees who, due to Internal Revenue Service rules, cannot take full advantage of the Gallagher matching contributions under the savings and thrift plan. The plan permits these employees to annually elect to defer a portion of their compensation until their retirement. Gallagher's matching contributions to this plan are also at the discretion of Gallagher's Board of Directors. Gallagher contributed $0.6 million, $0.4 million and $0.5 million to the plan in 2003, 2002, and 2001, respectively. The fair value of the plan's assets at December 31, 2003, and 2002 respectively, including employee contributions and investment earnings thereon, was $27.5 million and $16.0 million, respectively, and has been included in other noncurrent assets and the corresponding liability has been included in other noncurrent liabilities in the accompanying consolidated balance sheet.

Gallagher also has a foreign defined contribution plan that provides for basic contributions by Gallagher and voluntary contributions by employees resident in the United Kingdom, which are matched 100% by Gallagher, up to a maximum of 5% of eligible compensation. Net expense for foreign retirement plans amounted to $4.0 million in 2003, $4.3 million in 2002 and $3.4 million in 2001.

15. Postretirement Benefits Other than Pensions

In 1992, Gallagher amended its health benefits plan to eliminate retiree coverage, except for retirees and those employees who had already attained a specified age and length of service at the time of the amendment. The retiree health plan is contributory, with contributions adjusted annually, and is funded on a pay-as-you-go basis.

A reconciliation of the beginning and ending balances of the postretirement benefit obligation and the funded status of the plan is as follows (in millions):

	Year Ended December 31,	
	2003	2002
Change in postretirement benefit obligation:		
Benefit obligation at beginning of year	$ 6.2	$ 6.9
Service cost	-	-
Interest cost	0.4	0.4
Net actuarial loss (gain)	1.0	(0.8)
Benefits paid	(0.3)	(0.3)
Benefit obligation at end of year	$ 7.3	$ 6.2
Change in plan assets:		
Fair value of plan assets at beginning and end of year	$ -	$ -
Funded status of the plan (underfunded)	$ (7.3)	$ (6.2)
Unrecognized net actuarial (gain) loss	(4.3)	(5.7)
Unrecognized prior service cost	-	-
Unrecognized transition obligation	4.6	5.2
Net amount recognized	$ (7.0)	$ (6.7)

The components of the net periodic postretirement benefit cost include the following (in millions):

	Year Ended December 31,		
	2003	2002	2001
Service cost - benefits earned during the year	$ -	$ -	$ -
Interest cost on benefit obligation	0.4	0.4	0.5
Amortization of transition obligation	0.5	0.5	0.5
Amortization of net actuarial gain	(0.4)	(0.4)	(0.3)
Net periodic benefit cost	$ 0.5	$ 0.5	$ 0.7

The discount rate used to measure the postretirement benefit obligation was 6.50% at December 31, 2003 and 6.75% at December 31, 2002. The discount rate used to measure the net periodic postretirement benefit cost at January 1 was 6.75% for 2003 and 7.50% for 2002. The transition obligation is being amortized over a 20-year period.

The following assumed healthcare cost trend rates were used at December 31 in determining the plan's postretirement benefit obligation:

	December 31,	
	2003	2002
Healthcare cost trend rate assumed for next year	6.50%	6.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the the ultimate trend rate	2009	2009

The assumed healthcare cost trend rate has a significant effect on the amounts reported and disclosed herein. A one percentage point change in the assumed healthcare cost trend rate would have the following effects (in millions):

	One Percentage Point	
	Increase	Decrease
Effect on the net periodic postretirement benefit cost in 2003	$ 0.1	$ (0.1)
Effect on the postretirement benefit obligation at December 31, 2003	0.8	(0.7)

On December 8, 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In January 2004, the FASB issued FASB Staff Position No. FAS 106-1 (FSP), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003," which was effective for interim or annual financial statements of fiscal years ending after December 7, 2003 and permits a one-time election to defer accounting for the effects of the Act. In accordance with the FSP, Gallagher has elected to defer accounting for the effects of the Act and as such, any measures of the postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require Gallagher to change previously reported information. However, Gallagher does not believe that the effect of the Act will be material to its consolidated financial statements.

16. Commitments, Contingencies, Financial Guarantees and Off-Balance Sheet Arrangements

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as commitments. See Notes 3 and 7 for additional discussion of these obligations and commitments. Gallagher's future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to the Credit Agreement, consolidated investment borrowings, operating leases and purchase commitments at December 31, 2003 are as follows (in millions):

	Payments Due by Period						
Contractual Obligations	**2004**	**2005**	**2006**	**2007**	**2008**	**Thereafter**	**Total**
Credit Agreement	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Consolidated investment borrowings:							
Florida community development debt	27.7	0.1	0.1	-	-	12.4	40.3
Home office mortgage loan	0.8	0.9	0.9	1.1	74.1	-	77.8
Airplane leasing company debt	2.4	2.6	29.9	-	-	-	34.9
Total debt obligations	30.9	3.6	30.9	1.1	74.1	12.4	153.0
Operating lease obligations	48.1	43.1	38.0	30.9	24.8	46.9	231.8
Net Syn/Coal purchase commitments	4.7	4.7	4.7	4.7	-	-	18.8
Outstanding purchase obligations	3.4	-	-	-	-	-	3.4
Total contractual obligations	$ 87.1	$ 51.4	$ 73.6	$ 36.7	$ 98.9	$ 59.3	$ 407.0

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Credit Agreement - Gallagher has a $250.0 million unsecured revolving credit agreement (Credit Agreement) it uses to post LOCs and from time-to-time borrow to supplement operating cash flows. At January 27, 2004, $51.1 million of LOCs (of which Gallagher has $26.8 of liabilities recorded as of December 31, 2003) were outstanding under the Credit Agreement, which primarily related to Gallagher's investments as discussed in Note 3. There were no borrowings outstanding under the Credit Agreement at December 31, 2003. Accordingly, as of January 27, 2004, $198.9 million remained available for potential borrowings, of which $23.9 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 7 to the consolidated financial statements for a discussion of the terms of the Credit Agreement.

Consolidated Investment Borrowings - As more fully described in Note 3 to the consolidated financial statements, at December 31, 2003, the accompanying balance sheet includes $153.0 million of borrowings related to Gallagher's consolidated investment enterprises of which $32.4 million is recourse to Gallagher's other operations. These borrowings are partially secured by the underlying assets of the investment enterprises and support their operations.

Operating Lease Obligations - Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses generally related to increases in an inflation index.

Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $53.7 million in 2003, $49.9 million in 2002 and $46.7 million in 2001.

With respect to the home office building, the property is leased to Gallagher and non Gallagher tenants under operating leases that expire at various dates over the next three years. In the normal course of business, Gallagher expects that the leases will be renewed or replaced. The following is a summary of the minimum future rentals to be received from non-Gallagher tenants on noncancelable operating leases as of December 31, 2003 (in millions):

Year	Amount
2004	$ 5.4
2005	5.1
2006	4.3
Total	$ 14.8

Charges for real estate taxes and common area maintenance are adjusted annually based on actual expenses, and the related revenues are recognized in the year in which the expenses are incurred. These amounts are not included in the minimum future rentals to be received in the table above.

Net Syn/Coal Purchase Commitments - Gallagher owns 5% of a Syn/Coal facility. The other 95% was previously sold on the installment sale basis and has substantial residual value to Gallagher. Under the FIN 46 criteria, this investment has been determined to be a VIE which required Gallagher to consolidate this facility into its financial statements. See Note 2 to the consolidated financial statements for additional disclosures regarding this Syn/Coal partnership. In December 2000, the Syn/Coal partnership simultaneously executed a raw coal purchase agreement and a Syn/Coal sales agreement with a state-owned utility which purchases the majority of the partnership's Syn/Coal production. The agreements provide for minimum quantities at prices pegged to the prevailing market prices. The utility also receives a per ton discount for each ton of Syn/Coal it purchases in excess of a base. These agreements terminate immediately in the event the Syn/Coal produced ceases to constitute a "qualified fuel" under Internal Revenue Code (IRC) Section 29 or upon termination of either of the agreements. The net annual Syn/Coal purchase commitment represents the minimum raw coal purchases at estimated costs, plus discounts earned by the utility, less sales of Syn/Coal at estimated prices.

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the table above represents the aggregate amount of unrecorded purchase obligations that Gallagher has outstanding as of December 31, 2003. These obligations represent agreements to purchase goods or services and the construction of a building at the Florida community development that were executed in the normal course of business.

Off-Balance Sheet Commitments - Gallagher's total unrecorded commitments associated with outstanding letters of credit, financial guarantees and funding commitments as of December 31, 2003 are as follows (in millions):

	Amount of Commitment Expiration by Period						Total
Off-Balance Sheet Commitments	**2004**	**2005**	**2006**	**2007**	**2008**	**Thereafter**	**Amounts Committed**
Investment related:							
Letters of credit	$ 2.1	$ -	$ -	$ -	$ -	$ 16.3	$ 18.4
Financial guarantees	1.5	-	-	-	-	7.6	9.1
Funding commitments	1.7	-	5.9	-	-	-	7.6
	5.3	-	5.9	-	-	23.9	35.1
Operations related:							
Letters of credit	-	-	-	-	-	5.9	5.9
Total commitments	$ 5.3	$ -	$ 5.9	$ -	$ -	$ 29.8	$ 41.0

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Note 3 for a discussion of Gallagher's outstanding LOCs, financial guarantees and funding commitments. All but one of the LOCs represent multiple year commitments but have annual, automatic renewing provisions and are classified by the latest commitment date.

During 2003 and 2002, Gallagher acquired 14 and 10 companies, respectively, which were accounted for using the purchase accounting method for recording business combinations. Substantially all of the purchase agreements related to these acquisitions contain contingent purchase obligations. The contingent purchase obligations related to the 2003 acquisitions are disclosed in Note 4 to the consolidated financial statements. These contingent payables represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These contingent obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will be recorded as upward adjustments to goodwill when the contingencies are settled. The aggregate amount of unrecorded contingent payables outstanding as of December 31, 2003 related to the 2003 and 2002 acquisitions was $42.5 million.

Off-Balance Sheet Debt - Gallagher's unconsolidated investment portfolio includes investments in enterprises where Gallagher's ownership interest is between 3% and 50%, whereby management has determined that Gallagher's level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher's consolidated balance sheet at December 31, 2003 and 2002. The December 31, 2003 and 2002 balance sheets of several of these unconsolidated investments contain outstanding debt, which is also not required to be included in Gallagher's consolidated balance sheet.

In certain cases, Gallagher guarantees a portion of the enterprises' debt. Based on the ownership structure of these investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments, LOCs and financial guarantees. In the event that certain of these enterprises were to default on their debt obligations and Gallagher's net carrying value became impaired, the amount to be written-off could have a material effect on Gallagher's consolidated operating results and/or financial position. See Notes 3 and 16 to the consolidated financial statements.

Gallagher's commitments associated with outstanding letters of credit (LOCs), financial guarantees and funding commitments at December 31, 2003 are as follows (all dollar amounts in table and related footnotes are in millions):

Description, Purpose and Trigger	Collateral	Compensation to Gallagher	Maximum Exposure	Liability Recorded
Tax advantaged investments				
Credit support (guarantee) for investee's loan to develop landfill gas projects - expires 2004 Trigger - Investee defaults on loan	(2)	None	$ 1.5 (1)	$ -
"Reclamation" collateral (LOC) for land owned by Gallagher - expires after 2008 Trigger - Activities cease and Gallagher does not proceed with the reclamation process	(3)	None	4.4	-
Funding commitment to synthetic fuel facility - expires 2004 Trigger - Agreed conditions met	None	None	0.2	-
Real estate, venture capital, and other				
Credit support (LOC) for investee's debt facility used to acquire and develop landfill gas sites - net of incoming letter of credit - expires after 2008 Trigger - Investee defaults on loan	(2)	None	2.0	2.0
Credit support (LOC) for e-commerce investee office space lease - expires 2004 Trigger - Investee defaults on rent payments	None	None	0.2	0.2
Credit support (LOC) for franchise finance investee "warehouse" loans - expires 2008 Trigger - Investee defaults on loan	None	1.75% per year on amount of guarantee	2.0	2.0

Description, Purpose and Trigger	Collateral	Compensation to Gallagher	Maximum Exposure	Liability Recorded
Real estate, venture capital, and other (continued)				
Credit support (LOC) for investee's mortgage on hotel - expires after 2008 Trigger - Investee defaults on mortgage	None	None	0.5	0.5
Funding commitments to two funds - expires 2006 Trigger - Agreed conditions met	None	None	5.9	-
Credit support (LOC) for property developer investee loans used to purchase and develop a retail property which is anchored by Wal-Mart - expires 2004 Trigger - Investee defaults on mortgage	(2)	A share of project profit	2.1	-
Investments accounted for on a consolidated basis				
Credit support (LOC) for Gallagher's corporate headquarters building mortgage - expires 2005 Trigger - Manager (partial owner) defaults on mortgage payment	None	None	3.0	3.0
Credit support (2 LOCs and 3 guarantees) for Florida community development bonds, water reclamation facility obligation and lines of credit used for project development - expires 2004 through 2032 Trigger - Harmony or Community Development District default on payments	(4)	(5)	42.2 (6)	29.4
Funding commitment to Florida community development - expires 2004 Trigger - Agreed conditions met	None	None	1.5	-
Other				
Credit support (LOC) for deductibles due by Gallagher on its own insurance coverages - expires after 2008 Trigger - Gallagher does not reimburse the insurance company for deductibles the insurance company advances on behalf of Gallagher	None	None	6.1	4.0
Credit support (LOC) for deductibles due by a client of Gallagher on the client's insurance plan - expires after 2008 Trigger - Client does not fund its deductibles	(7)	Outstanding guarantee multiplied by the current prime interest rate	3.8	-
Credit enhancement (LOC) for Gallagher's Bermuda captive insurance operation to meet minimum statutory capital requirements - expires after 2008 Trigger - Dissolution or catastrophic financial results of the operations	(8)	Reimbursement of LOC fees	3.7	-
Credit support (2 LOCs) for client's claim funds held by Gallagher's Bermuda captive insurance operation in a fiduciary capacity - expires after 2008 Trigger - Investments fall below prescribed levels	None	To be negotiated	3.0	-

Description, Purpose and Trigger	Collateral	Compensation to Gallagher	Maximum Exposure		Liability Recorded
Other (continued)					
Credit support (LOC) for Gallagher's subsidiary's line of credit - expires 2006 Trigger - Subsidiary defaults on its payments	None	None	0.6		0.6
			$ 82.7	(9)	$ 41.7

(1) Plus interest and collection expenses.

(2) Security interest in the projects.

(3) The land.

(4) The property.

(5) Retroactive, annual, cumulative fee of 10% for $29,600 of the LOCs and guarantees. The remaining $12,575 LOC has a fee of $750 plus an interest rate differential.

(6) Plus interest and collection expenses on $17,000 of the total.

(7) Lien on real property with an appraised value of approximately $15,000.

(8) The majority owners of the operation pledge their percentage ownership portion of any draw.

(9) See page 14 of the Management's Discussion and Analysis of Financial Condition and Results of Operations for an analysis of the Off-Balance Sheet Commitments.

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

As more fully described in Notes 3 and 7, at December 31, 2003, Gallagher had LOCs, financial guarantees and funding commitments related to its investments.

In addition to obligations and commitments related to Gallagher's investing activities discussed above, at December 31, 2003, Gallagher has posted LOCs of $6.1 million and $3.8 million related to Gallagher's self insurance deductibles and a client's self insurance deductibles, respectively. Gallagher has a recorded liability of $4.0 million related to its self-insurance deductibles and has collateral on the client's self-insurance deductibles valued at approximately $15.0 million. In addition, Gallagher had LOCs totaling $0.6 million at December 31, 2003 related to its risk management services operations, which Gallagher has recorded as a liability.

Litigation - Gallagher is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on Gallagher's consolidated financial position or operating results. Gallagher's financial services subsidiary is party to a lawsuit relating to its investment in the synthetic fuel industry which, if determined adversely to the subsidiary on substantially all claims and for a substantial amount of the damages asserted, could have a material adverse effect on Gallagher. However, Gallagher believes that the plaintiff's claims lack merit. The subsidiary is vigorously defending such claims and has asserted counterclaims against the plaintiff.

Gallagher purchases insurance to provide protection from errors and omissions (E&O) claims that may arise during the ordinary course of business. However, insuring 100% of potential claims is not cost effective and Gallagher has historically maintained self-insurance reserves for the portion of its E&O exposure that is not insured. Gallagher periodically determines a range of possible reserve levels using actuarial techniques which rely heavily on projecting historical claim data into the future. Gallagher's E&O reserve in the December 31, 2003 consolidated balance sheet is above the lower end of the most recently determined actuarial range by $3.0 million and below the upper end of the actuarial range by $7.0 million. There can be no assurances that the historical claim data used to project the current reserve levels will be indicative of future claim activity. Thus, the actuarial ranges and E&O reserve level could change in the future as more information becomes known, which could materially impact the amounts reported and disclosed herein.

17. Income Taxes

Significant components of earnings before income taxes and the provision for income taxes are as follows (in millions):

	Year Ended December 31,		
	2003	2002	2001
Earnings before income taxes:			
Domestic	$ 175.1	$ 173.3	$ 133.3
Foreign, principally United Kingdom, Australia and Bermuda	18.2	12.2	8.5
	$ 193.3	$ 185.5	$ 141.8
Provision for income taxes:			
Federal:			
Current	$ 57.0	$ 45.0	$ 79.0
Deferred	(30.1)	(5.7)	(73.6)
	26.9	39.3	5.4
State and local:			
Current	16.5	14.2	20.2
Deferred	(1.7)	(1.2)	(10.5)
	14.8	13.0	9.7
Foreign:			
Current	4.9	2.7	1.5
Deferred	0.5	0.6	(0.1)
	5.4	3.3	1.4
Total provision for income taxes	$ 47.1	$ 55.6	$ 16.5

A reconciliation of the provision for income taxes with the United States federal income tax rate is as follows (in millions):

	Year Ended December 31,					
	2003		2002		2001	
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Federal statutory rate	$ 67.7	35.0	$ 64.9	35.0	$ 49.6	35.0
State income taxes - net of federal benefit	9.7	5.0	8.5	4.6	6.3	4.5
Foreign taxes	(2.6)	(1.3)	(1.5)	(0.8)	(1.6)	(1.1)
Low income housing and alternative energy tax credits	(31.8)	(16.5)	(19.1)	(10.3)	(40.1)	(28.3)
Amortization expense of low income housing and alternative energy investment, net of tax benefit	1.6	0.8	2.4	1.3	4.8	3.4
Other - net	2.5	1.3	0.4	0.2	(2.5)	(1.8)
Provision for income taxes	$ 47.1	24.3	$ 55.6	30.0	$ 16.5	11.7

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Gallagher's deferred tax liabilities and assets are as follows (in millions):

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Alternative minimum tax (AMT) and other credit carryforwards	$ 67.0	$ 46.6
Accrued and unfunded compensation and employee benefits	51.8	44.3
Investment-related partnerships	28.1	40.3
Accrued liabilities	22.2	24.0
Other	26.0	4.8
Total deferred tax assets	195.1	160.0
Valuation allowance for deferred tax assets	-	-
Deferred tax assets	195.1	160.0
Deferred tax liabilities:		
Nondeductible amortizable intangible assets	21.1	10.3
Accrued and unfunded compensation and employee benefits	1.1	1.0
Accrued liabilities	6.9	5.1
Investment-related partnerships	9.5	7.8
Total deferred tax liabilities	38.6	24.2
Net deferred tax assets	$ 156.5	$ 135.8

At December 31, 2003 and 2002, $57.3 million and $57.6 million respectively, of deferred tax assets have been included in other current assets in the accompanying consolidated balance sheet. At December 31, 2003 and 2002, $38.6 million and $24.2 million respectively, of deferred tax liabilities have been included in other noncurrent liabilities in the accompanying consolidated balance sheet. AMT credits and other have an indefinite and 20 year life, respectively. Gallagher expects to fully utilize the amounts carried forward. During the period from 1994 to 1996, Gallagher provided for United States federal income taxes on the undistributed earnings of its foreign subsidiaries. Due to changes in the United States federal income tax laws effective in 1997, Gallagher no longer provides for United States federal income taxes on the undistributed earnings ($62 million at December 31, 2003) of certain foreign subsidiaries which are considered permanently invested outside of the United States. The amount of unrecognized deferred tax liability on these undistributed earnings is $16 million at December 31, 2003.

18. Quarterly Operating Results (unaudited)

Quarterly operating results for 2003 and 2002 were as follows (in millions, except per share data):

	1st	2nd	3rd	4th
2003				
Total revenues	$ 254.3	$ 299.0	$ 345.0	$ 365.5
Total expenses	238.5	250.7	280.6	300.7
Earnings before income taxes	15.8	48.3	64.4	64.8
Net earnings	11.9	36.2	48.9	49.2
Basic earnings per share	.13	.40	.54	.55
Diluted net earnings per share	.13	.39	.52	.53
2002				
Total revenues	$ 239.0	$ 266.8	$ 256.5	$ 298.0
Total expenses	190.2	218.2	223.2	243.2
Earnings before income taxes	48.8	48.6	33.3	54.8
Net earnings	33.7	34.5	23.3	38.4
Basic earnings per share	.39	.39	.26	.43
Diluted net earnings per share	.37	.37	.25	.42

19. Segment Information

Gallagher has identified three operating segments: Brokerage, Risk Management and Financial Services. The Brokerage segment comprises three operating divisions: the Brokerage Services-Retail Division, Specialty Marketing and International and Gallagher Benefit Services. The Brokerage segment, for commission or fee compensation, places commercial property/casualty (P/C) and employee benefit-related insurance on behalf of its customers. The Risk Management segment provides P/C and health claim third-party administration, loss control and risk management consulting and insurance property appraisals. Third party administration is principally the management and processing of claims for self-insurance programs of Gallagher's clients or clients of other brokers. Approximately 90% of this segment's total revenues relate to the P/C operations. The Financial Services segment is responsible for managing Gallagher's investment portfolio. Allocations of investment income and certain expenses are based on reasonable assumptions and estimates. Reported operating results by segment would change if different methods were applied. Financial information relating to Gallagher's segments for 2003, 2002 and 2001 is as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2003				
Revenues:				
Commissions	$ 746.2	$ -	$ -	$ 746.2
Fees	135.5	320.7	-	456.2
Investment income - fiduciary	7.5	1.0	-	8.5
Investment income all other	-	-	71.7	71.7
Impact of FIN 46 on investment income all other			46.4	46.4
Investment income gains (losses)	-	-	(24.5)	(24.5)
Gross revenues	889.2	321.7	93.6	1,304.5
Less brokerage	(40.7)	-	-	(40.7)
Total revenues	848.5	321.7	93.6	1,263.8
Compensation	482.1	178.7	-	660.8
Operating	172.2	90.6	-	262.8
Investment expenses	-	-	53.7	53.7
Impact of FIN 46 on investment expenses	-	-	44.1	44.1
Interest	-	-	8.0	8.0
Depreciation	12.1	9.4	7.4	28.9
Impact of FIN 46 on depreciation	-	-	2.3	2.3
Amortization	9.8	0.1	-	9.9
Total expenses	676.2	278.8	115.5	1,070.5
Earnings (loss) before income taxes	172.3	42.9	(21.9)	193.3
Provision for income taxes	42.1	10.4	(5.4)	47.1
Net earnings (loss)	$ 130.2	$ 32.5	$ (16.5)	$ 146.2
Net foreign exchange gain (loss)	$ 0.5	$ (0.3)	$ -	$ 0.2
Revenues:				
United States	$ 753.2	$ 290.3	$ 90.3	$ 1,133.8
Foreign, principally United Kingdom, Australia and Bermuda	95.3	31.4	3.3	130.0
Total revenues	$ 848.5	$ 321.7	$ 93.6	$ 1,263.8
At December 31, 2003				
Identifiable assets:				
United States	$ 1,433.2	$ 175.4	$ 611.7	$ 2,220.3
Foreign, principally United Kingdom, Australia and Bermuda	609.7	26.4	45.2	681.3
Total identifiable assets	$ 2,042.9	$ 201.8	$ 656.9	$ 2,901.6
Goodwill - net	$ 129.8	$ 8.5	$ -	$ 138.3
Amortizable intangible assets - net	79.4	5.2	-	84.6

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2002				
Revenues:				
Commissions	$ 662.9	$ -	$ -	$ 662.9
Fees	109.0	280.4	-	389.4
Investment income - fiduciary	9.4	0.8	-	10.2
Investment income all other	-	-	60.9	60.9
Investment income gains (losses)	-	-	(22.0)	(22.0)
Gross revenues	781.3	281.2	38.9	1,101.4
Less brokerage	(41.1)	-	-	(41.1)
Total revenues	740.2	281.2	38.9	1,060.3
Compensation	424.0	159.9	-	583.9
Operating	150.0	80.4	-	230.4
Investment expenses	-	-	18.6	18.6
Interest	-	-	9.5	9.5
Depreciation	10.9	9.3	5.6	25.8
Amortization	6.6	-	-	6.6
Total expenses	591.5	249.6	33.7	874.8
Earnings (loss) before income taxes	148.7	31.6	5.2	185.5
Provision for income taxes	44.6	9.4	1.6	55.6
Net earnings (loss)	$ 104.1	$ 22.2	$ 3.6	$ 129.9
Net foreign exchange gain (loss)	$ 0.3	$ -	$ -	$ 0.3
Revenues:				
United States	$ 661.0	$ 256.7	$ 37.0	$ 954.7
Foreign, principally United Kingdom, Australia and Bermuda	79.2	24.5	1.9	105.6
Total revenues	$ 740.2	$ 281.2	$ 38.9	$ 1,060.3
At December 31, 2002				
Identifiable assets:				
United States	$ 1,270.6	$ 53.5	$ 586.0	$ 1,910.1
Foreign, principally United Kingdom, Australia and Bermuda	484.6	20.1	48.8	553.5
Total identifiable assets	$ 1,755.2	$ 73.6	$ 634.8	$ 2,463.6
Goodwill - net	$ 81.7	$ 2.5	$ -	$ 84.2
Amortizable intangible assets - net	50.2	0.7	-	50.9

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2001				
Revenues:				
Commissions	$ 537.9	$ -	$ -	$ 537.9
Fees	62.3	263.6	-	325.9
Investment income - fiduciary	12.1	1.1	-	13.2
Investment income all other	-	-	26.8	26.8
Investment income gains (losses)	-	-	19.2	19.2
Gross revenues	612.3	264.7	46.0	923.0
Less brokerage	(35.0)	-	-	(35.0)
Total revenues	577.3	264.7	46.0	888.0
Compensation	325.7	150.2	-	475.9
Operating	121.8	75.7	-	197.5
Investment expenses	-	-	39.2	39.2
Interest	-	-	10.5	10.5
Depreciation	9.2	7.1	3.3	19.6
Amortization	3.1	0.4	-	3.5
Total expenses	459.8	233.4	53.0	746.2
Earnings (loss) before income taxes	117.5	31.3	(7.0)	141.8
Provision for income taxes	13.5	3.8	(0.8)	16.5
Net earnings (loss)	$ 104.0	$ 27.5	$ (6.2)	$ 125.3
Net foreign exchange gain (loss)	$ (0.5)	$ -	$ -	$ (0.5)
Revenues:				
United States	$ 526.0	$ 242.4	$ 44.0	$ 812.4
Foreign, principally United Kingdom, Australia and Bermuda	51.3	22.3	2.0	75.6
Total revenues	$ 577.3	$ 264.7	$ 46.0	$ 888.0
At December 31, 2001				
Identifiable assets:				
United States	$ 1,165.2	$ 47.2	$ 537.6	$ 1,750.0
Foreign, principally United Kingdom, Australia and Bermuda	375.5	16.5	3.3	395.3
Total identifiable assets	$ 1,540.7	$ 63.7	$ 540.9	$ 2,145.3
Goodwill - net	$ 52.5	$ 1.9	$ -	$ 54.4
Amortizable intangible assets - net	9.9	-	-	9.9

Arthur J. Gallagher & Co.

Management's Report

The management of Arthur J. Gallagher & Co. (Gallagher) is responsible for the preparation and integrity of the consolidated financial statements and the related financial comments appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and include certain amounts based on management's best estimates and judgments. Other financial information presented in this annual report is consistent with the consolidated financial statements.

Gallagher maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based on written policies and procedures, appropriate divisions of responsibility and authority, careful selection and training of personnel and the utilization of an internal audit function. Policies and procedures prescribe that Gallagher and all employees are to maintain the highest ethical standards and that business practices throughout the world are to be conducted in a manner which is above reproach.

Ernst & Young LLP, independent auditors, have audited Gallagher's consolidated financial statements and their report is presented herein.

The Board of Directors has an Audit Committee composed entirely of outside directors. Ernst & Young LLP has direct access to the Audit Committee and periodically meets with the Committee to discuss accounting, auditing and financial reporting matters.

Arthur J. Gallagher & Co.
Itasca, Illinois
January 27, 2004

J. Patrick Gallagher, Jr.
President and Chief Executive Officer

Douglas K. Howell
Chief Financial Officer

Arthur J. Gallagher & Co.

Report of Independent Auditors

Board of Directors and Stockholders
Arthur J. Gallagher & Co.

We have audited the accompanying consolidated balance sheet of Arthur J. Gallagher & Co. (Gallagher) as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Gallagher's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
January 27, 2004

Arthur J. Gallagher & Co.

INTERNATIONAL CORPORATE HEADQUARTERS
THE GALLAGHER CENTRE
TWO PIERCE PLACE
ITASCA, ILLINOIS 60143.3141
TEL 630.773.3800 FAX 630.285.4000 www.ajg.c

Arthur J. Gallagher & Co.

2003 Annual Review



PROVEN
CLIENT BY CLIENT

ARTHUR J. GALLAGHER & CO. 2003 ANNUAL REVIEW

TABLE OF CONTENTS

commitment

first

PROVEN

CLIENT BY CLIENT

Arthur J. Gallagher & Co., an international insurance brokerage and risk management services firm, is headquartered in Itasca, Illinois, has operations in nine countries and does business in more than 100 countries around the world through a network of correspondent brokers and consultants. Gallagher is traded on the New York Stock Exchange under the symbol AJG.

CONSOLIDATED FINANCIAL HIGHLIGHTS



GROSS REVENUES
IN MILLIONS OF DOLLARS
716
801
923
1,101
1,305
1,400
1,200
1,000
800
600
400
200
0
99 00 01 02 03



NET EARNINGS
IN MILLIONS OF DOLLARS
83
93
125
130
146
160
140
120
100
80
60
40
20
0
99 00 01 02 03



GROSS COMMISSIONS & FEES
IN MILLIONS OF DOLLARS
677
755
864
1,052
1,203
1,200
1,000
800
600
400
200
0
99 00 01 02 03

Net earnings grew 13% to $146.2 million


TOTAL STOCKHOLDERS' EQUITY
IN MILLIONS OF DOLLARS
700
600
500
400
300
200
100
0
261
329
372
528
619
99
00
01
02
03


DIVIDENDS DECLARED PER SHARE
IN DOLLARS
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
.40
.46
.52
.60
.72
99
00
01
02
03


GROSS REVENUES PER EMPLOYEE
IN THOUSANDS OF DOLLARS
200
180
160
140
120
100
80
60
40
20
0
134
140
142
155
181
99
00
01
02
03

PROVEN
CLIENT BY CLIENT



J. Patrick Gallagher, Jr.
PRESIDENT AND CEO

With our team culture and open business philosophy, our professionals can easily tap into the expertise of our entire network to assist with specific challenges.

Arthur J. Gallagher & Co. has an excellent track record of delivering profitable growth and solid returns to its shareholders. On a more fundamental level, our success as an organization is proven client by client. We believe that if we maintain high ethical standards and truly focus on serving our clients' needs, everything else will fall into place. So we work closely with our clients to understand their concerns, the challenges they face, their appetite for risk and their risk management needs. Then we structure programs and services that address their unique situations. With our team culture and open business philosophy, our professionals can easily tap into the expertise of our entire network to assist with specific challenges. And, we constantly refine and enhance our service capabilities to keep our clients satisfied. This straightforward approach has fueled our success for decades and will continue to drive our future growth.

In 2003, our total revenues grew 19% to $1.3 billion from $1.1 billion in 2002. Net earnings were up 13% to $146.2 million from $129.9 million in 2002. Net earnings per share rose 11% to $1.57 from $1.41 in 2002. We increased dividends declared per share 20% to $.72 in 2003 from $.60 in 2002. Additionally, in January 2004, our Board of Directors authorized a 39% increase in our first quarter dividend to $0.25. Return on beginning stockholders' equity was 28% in 2003 and we ended the year with $396 million in tangible net worth. This equates to $4.40 in tangible net worth per share.

Through acquisition and organic hiring, we added over 1,000 experienced employees in 2001 and 2002.

In 2003, we slowed our hiring efforts to give those individuals added in the prior two years time to settle in. Over a year ago, we correctly predicted that our new recruits would, as a group, become accretive to our earnings by late 2003, and we expect their contributions to continue to increase throughout 2004. Our employee count grew only slightly in 2003 to 7,206 from 7,111 in 2002, but gross revenues per employee jumped 17%, to $181,000 from $155,000.


DILUTED NET EARNINGS PER SHARE
IN DOLLARS
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
.97
1.04
1.39
1.41
1.57
99 00 01 02 03

Our merger and acquisition activity was strong in 2003. We completed 14 acquisitions — five retail property/casualty brokerages, four wholesale brokerages, four employee benefit firms and the remaining 50% interest in our Australian third-party claims administrator — and our pipeline of potential acquisition candidates remains full. We're very pleased to welcome our new partners (see chart, page 8), who have brought us additional depth and expanded our geographic presence.

We completed 14 acquisitions — five retail property/casualty brokerages, four wholesale brokerages, four employee benefit firms and the remaining 50% interest in our Australian third-party claims administrator — and our pipeline of potential acquisition candidates remains full.


TANGIBLE NET WORTH PER SHARE
IN DOLLARS
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2.98
3.70
3.60
4.44
4.40
99 00 01 02 03

In the first quarter, we began reporting financial results in three business segments: Brokerage, Risk Management and Financial Services. Brokerage, our largest segment, encompasses Gallagher's retail, wholesale and specialty property/casualty brokerage and employee benefits consulting operations. Risk Management, our second-largest segment, consists of Gallagher Bassett Services, Inc., our property/casualty claims management operation, and Gallagher Benefit Administrators, Inc., a third-party benefit claims administrator. The Financial Services segment manages our investments and tax obligations.

Brokerage Segment

Our Brokerage Segment had a very strong performance in 2003. Gross commissions and fees rose 14% to $881.7 million from $771.9 million in 2002. Pretax earnings jumped 16% to $172.3 million from $148.7 million in 2002. All but one of the acquisitions completed in 2003 fell within this segment, which is comprised of three main operations: the Brokerage Services Retail Division (BSD), Specialty Marketing and International, and Gallagher Benefit Services, Inc.

The property/casualty market began to stabilize in 2003 after two years of significant rate increases and coverage availability problems, which were triggered by poor carrier results and exacerbated by the terrorist attacks of September 11, 2001. BSD, our retail property/casualty brokerage operation, had an exceptional year in 2003, aided by the improved productivity of new hires recruited in the prior two years. BSD's niche strategy of creating dedicated, cross-divisional teams with expertise in specific industries or lines of business also contributed to its strong performance. Niche revenues grew at a faster pace than general retail brokerage business in 2003. New niches formalized during the year included: Higher Education (formerly included in the Scholastic niche);



We work closely with our clients to understand their concerns, the challenges they face, their appetite for risk and their risk management needs.

Robert E. Gallagher
CHAIRMAN

Mergers & Acquisitions; Agribusiness; and Habitational and Shopping Center (both formerly part of the Real Estate niche). Other "emerging niches" will be formalized as the volume of business grows within those areas.

In 2003, we test-piloted a highly anticipated new information management capability with more than 30 retail brokerage clients. The Gallagher Insight portal, a flexible, interactive risk management tool accessible via the **ajg.com** Web site, is a perfect illustration of our client focus. It essentially provides clients with their own customized, password-protected Web portal that allows them to access their account information from anywhere at any time. The portal also enables virtual teams of Gallagher professionals to collaborate on various issues facing a given account. This exciting tool will be rolled out to other clients in early 2004.

Specialty Marketing and International encompasses our property/casualty wholesale, excess/surplus and reinsurance brokerage operations in the U.S. and abroad, and our offshore captive management operations. Our international brokerage presence continued to grow in 2003 through the ongoing development of our Strategic Alliance Network of leading local independent brokers in over 100 countries, as well as through the expansion of our wholly-owned offices. We also saw growth in our captive domicile and management capabilities in Hawaii, Bermuda and the Cayman Islands. Our London brokerage operation broadened its capabilities in energy, political and credit risk, international liability, specie and property coverages. Arthur J. Gallagher (UK) Limited, which oversees growing insurance/reinsurance brokerage offices in Australia and Singapore, also opened a new Malaysian office in Kuala Lumpur and a joint-venture in Manama, Bahrain late in 2003.

Based on 2002 revenues, Gallagher was recognized as the world's eighth-largest reinsurance broker in 2003. On a worldwide basis, our reinsurance brokerage operations provide treaty, facultative and program reinsurance to our insurance company and captive clients.



CASH FLOW FROM OPERATIONS
IN MILLIONS OF DOLLARS
250
200
150
100
50
0
97
169
132
150
229
99 00 01 02 03

Risk Placement Services, Inc. (RPS), the excess/surplus and wholesale brokerage subsidiary we launched in 1997, added three new merger partners in 2003, enhancing its capabilities and geographic presence. The volume of business coming to us through

Our international brokerage presence continued to grow in 2003 through the ongoing development of our Strategic Alliance Network of leading local independent brokers in over 100 countries, as well as through the expansion of our wholly-owned offices.

CoverageFirst.com, our wholesale e-commerce platform, increased significantly in 2003. By year-end, CoverageFirst had more than 11,000 registered users. CoveragePro, the site's virtual market assistant, enables users to request assistance in placing those risks that fall outside the wholesale programs posted on the portal. In 2003, roughly 6,000 of those leads were submitted through CoveragePro, about half of which were considered for placement by an RPS broker.



EMPLOYEES AT END OF YEAR
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,344
5,714
6,499
7,111
7,206
99 00 01 02 03

New business production and outstanding expense controls enabled Gallagher Benefit Services (GBS), our employee benefits consulting operation, to achieve a nice rebound in 2003. This is a very positive statement to the effectiveness of our benefits management team. GBS had been held back in the prior two years by the impact of the economic slowdown and soaring healthcare costs on its clients' benefit programs. In keeping with Gallagher's niche strategy, GBS formed eight strategic niches in 2003 — Healthcare, Scholastic (K-12), Higher Education, Public Entity, Religious, Hospitality, Transportation and Restaurant — to promote our expertise within those areas, strengthen our market leverage and enhance cross-selling opportunities with BSD's niche practice groups.

GBS, which also participated in the Gallagher Insight pilot, had 12 client sites up and running by year-end and plans to launch an additional 30-50 client sites by early 2004. It completed four acquisitions in 2004, expanding its geographic presence and picking up new capabilities in compensation program analysis and renovation.

Risk Management Segment

Our Risk Management Segment also reported strong operating results in 2003. Fee revenues grew 14% to $320.7 million from $280.4 million in 2002. Pretax earnings increased 36% to $42.9 million from $31.6 million in 2002. Over 90% of the revenues in this segment are generated by Gallagher Bassett (GB). Coming off of a soft 2002, in which we saw a substantial reduction in the total claim counts of our existing clients due to a depressed economy and the impact of 9/11, GB's 2003 operating results were exceptional. This operation has long boasted outstanding client retention levels and it produced record new business in 2003.

GB's premier, Web-based risk and insurance information system, **risxfacs.com**, added nearly 2,000 new users in 2003, bringing its total users to more than 7,500. By year-end, the site was averaging 46,000 visitor sessions and 12 million site hits per month. In its ongoing move toward achieving a paperless office, GB now scans all medical bills and reports, which are then readily available for clients to view via risxfacs.com.

Our international risk management operations in the U.K., Canada and Australia achieved solid revenue growth in 2003 as well. Wyatt Gallagher Bassett Pty Ltd (Wyatt GB) in Australia saw significant increases in claims volume from its two largest clients, the New Zealand Earthquake Commission and the Victorian WorkCover program, which manages workers compensation claims for the state of Victoria. We are pleased to announce that in December we acquired the remaining 50% interest in Wyatt GB from its prior owners, and we are very excited about our growth opportunities in this promising market.

Financial Services Segment

Our Financial Services Segment was refocused in 2003 to concentrate mainly on our tax-advantaged investments, which reduced our tax rate to 24% for the year. During the first quarter of 2003, we exited from our investments in venture capital, development stage enterprises and turn-arounds, resulting in an after-tax charge of $19.3 million. Our refocused investment strategy allows us to use our excess cash to pay dividends, make acquisitions and buy back our stock.

2003 Mergers & Acquisitions

Benefits Planning & Insurance Agency, Inc.
Larkspur, CA

Harman & McRory and McRory & Company
Seattle, WA

W.E. Kingsley Co.
Lexington, KY

Andrew-Anthony Insurance Agency, Inc.
Wellesley, MA

J.A. Lorenzo & Company
New York, NY

Life Plans of New England, Inc.
East Hartford, CT

CAL E&S Brokers, Inc.
Bay Shore, NY; Morristown, NJ

HR*advantage*, LLC
Waukegan, IL

National Insurance Professionals Corporation
Poulsbo, WA

Babcock Consulting, Inc.
Metairie, LA

Avery-Hammer Insurance Associates, Inc.
Fresno, CA

Connor Hale Kerslake Limited
London, England

Wyatt Gallagher Bassett Pty Ltd *
Brisbane, Melbourne and Sydney, Australia

*Purchased remaining 50% of former joint-venture.

Training has long been a hallmark of our organization. We're proud of our excellent college internship program, which has been in existence for nearly 40 years. In 2003, a record 71 participants completed this hands-on, two-month program, which gives us a tremendous source for future sales and management talent. We're also extremely proud of our corporate training department in Itasca, which provided training to nearly 850 employees in 2003 through in-house and on-line courses.

It is our belief that ownership keeps people more engaged in our business, and the lion's share of the assets of our senior management team are tied up in our stock. In recent months, much attention has been focused on the use or misuse of stock options by publicly traded companies. Although many companies focus their option grants primarily on senior management, we have always felt that many of our employees should have ownership in our company because it keeps everyone moving in the same direction. In further support of the employee ownership concept, our Board and shareholders approved Gallagher's first-ever Employee Stock Purchase Plan in 2003. We are thrilled that all employees who choose to do so can take advantage of this program. It has been highly successful and we already have double the participation we were told to expect. In addition, we began expensing the cost of all stock-based compensation during 2003. We believe that these programs align our employees' and our shareholders' interests and the two cents per share it cost in 2003 is a good investment for our shareholders.

We are very pleased that we were able to recruit Douglas K. Howell, a financial executive with a broad background in insurance and public accounting, as our new Chief Financial Officer in March of 2003. We made three additional executive appointments in 2003. Emil J. Bravo and Norman P. Darling, both Executive Vice Presidents of GB, were appointed Corporate Vice Presidents in June; and, in November, we hired Theodore A. Skirvin II as Vice President-Corporate Finance. We are also happy to announce the addition of a new Board member, David S. Johnson, President, North America Commercial, Kraft Foods, Inc. We welcome David and expect his business experience to be a tremendous asset to our Board.

While the focus of this report is on events and actions that took place in 2003, we want to address a significant change that occurred in January 2004. In order to be at the forefront in this new era of heightened corporate governance, we have moved to a predominantly outside Board of Directors. Only the two of us remain on the Board as insiders. At the same time, we have formed an Executive Management Committee, comprised of members of our senior management team, to work side-by-side with our Board on issues of importance to our organization.

We've come a long way from the one-man agency formed 76 years ago by our founder, Arthur J. Gallagher. Back in 1984, the year we went public, we reported just over $61 million in total revenues. Three times during the '80s, we were recognized by *Forbes* magazine as one of the 200 Best Small Companies in America. At the end of 2003, ***Forbes*** released its 2004 Platinum 400 list of the Best Big Companies in America (companies generating $1 billion or more in revenues). Not only did we make their list, we ranked 72nd for our annualized five-year total return to shareholders.

Yes, we are proud of our past accomplishments, but we are even more excited about the opportunities ahead of us. What truly differentiates our organization is our culture and the people we work with. Our aggressive sales culture, team-oriented approach and commitment to integrity serve our clients and our shareholders well. We encourage innovation at all levels of our company — everyone contributes to our success.

Our aggressive sales culture, team-oriented approach and commitment to integrity serve our clients and our shareholders well. We encourage innovation at all levels of our company — everyone contributes to our success.

Gallagher's culture serves as a distinct strategic advantage in attracting new talent, new merger partners and new clients, and we work diligently to preserve it. We would like to thank all of our associates for their dedication to our customers and for profitably growing our company. We have never been more focused or confident in our strength and capabilities. And, as we move into 2004, we truly believe that we are just getting started.

J. Patrick Gallagher, Jr.
PRESIDENT AND CEO

Robert E. Gallagher
CHAIRMAN

Littelfuse, Inc.



"Gallagher has the staff and the expertise to handle the complexity of the globalization of our company, yet we get personalized service and a high level of attention. The Gallagher team has developed great partnerships with its global broker network, and to me, as a client, it's just an extension of the Gallagher office. It's been great to have a consistent level of insurability around the world."

Linda Bartuch
Treasury Manager
Littelfuse, Inc.

The best measure of our success as an organization is the close relationships we forge with our clients. They are our livelihood, and we work extremely hard to keep them satisfied. Day in and day out, we look for new and better approaches to protecting our clients' assets and reducing their cost of risk. Our goal is to be the best risk management and employee benefit services provider in our industry, bar none.

It is a never-ending process.

Littelfuse is a global circuit protection solutions provider with a presence in 14 countries. By working with our Strategic Alliance Network, this client has been able to achieve top-notch service no matter where its manufacturing and distribution facilities are located. We have worked hard to establish quality relationships with first-rate brokers in more than 100 countries around the world. Our goal is to provide the best service — not simply open offices in as many locations as possible. Client by client, we have proven Gallagher truly is a global company.



Although we are the world's fourth-largest insurance broker, we maintain a flat operating structure. We view that as a critical strategic advantage. By minimizing layers of management, we stay closer to our customers and make it easier for our professionals to work together effectively. Teamwork is the quality that most clearly defines our culture. It is also something we expect out of every employee. We look for associates who understand that both we and our clients benefit from the advice and support of others.

The operations through which we serve our clients fall within two business segments: Brokerage and Risk Management. The Brokerage Segment is comprised of three major operations: the Brokerage Services Retail Division (BSD), Specialty Marketing and International (SMI) and Gallagher Benefit Services, Inc. (GBS). The Risk Management segment consists predominantly of our premier property/casualty claims and risk management services provider, Gallagher Bassett Services, Inc., as well as Gallagher Benefit Administrators, Inc., a third-party benefit claims administrator.

By minimizing layers of management, we stay closer to our customers and make it easier for our professionals to work together effectively.

It was an exciting and productive year for both segments in 2003. We introduced a variety of new products and services, added 14 new merger partners to our growing ranks (including the remaining 50% of our Australian joint-venture) and expanded our presence in the U.S. and

Public Storage, Inc.


Public Storage
For the location near you
Call 1-800-44-STORE

"With Gallagher, we get immediate response to our questions and needs. Gallagher has assembled a very impressive team of professional, knowledgeable people to work on all areas of our account, from property coverages to captive management, to claims management, to the benefit programs. This allows us, as a client, to keep our risk management staff to a minimum. All along the way, the people of Gallagher have been very supportive, and we appreciate that."

Brian Gerich
Senior Vice President
Public Storage, Inc.

abroad. These pages contain a review of some of the year's top highlights within our various operations, as well as powerful commentaries from several of our valued clients.

Brokerage Services Retail Division

The niche practice group strategy our retail property/casualty brokerage arm established at the beginning of 2000 has proven highly effective in the generation of new business. Revenues within the niches continued to grow at a faster pace than general business throughout 2003. These cross-divisional niches feature teams of highly-talented individuals with customized products and services and concentrated knowledge within specific markets. The niche structure enables a local producer to quickly identify and call upon teams of experts to address a client or prospect's concerns and needs. By the end of 2003, BSD had 23 active niche practice groups and seven more "emerging niches" under development.

The niche structure enables a local producer to quickly identify and call upon teams of experts to address a client or prospect's concerns and needs.

Gallagher Strategic Risk Solutions is a perfect illustration of the concentrated power these cross-divisional teams can deliver. Set up in 2003 as a "one-stop" shop for specialized risks, this broad-based team of about 100 professionals encompasses several niches and emerging niches, including: the Management Liability Group,



Public Storage is one example of how, client by client, our goal is to be a one-stop risk management and employee benefit services provider. Public Storage utilizes our resources for many of its needs. In addition to traditional insurance coverages handled by our retail brokerage arm, Gallagher Bassett manages claims for Public Storage's tenant insurance program and Gallagher Benefit Services manages the healthcare benefit needs of Public Storage employees throughout the U.S. Our Specialty Marketing and International operation manages two captives for Public Storage — one in Hawaii and one in Bermuda. These divisions have worked in harmony to deliver the best products and services to a valued client.

Financial Products, Lawyers Professional Solutions, Environmental Risk & Services, CyberRisk Services and the Mergers & Acquisitions Group. By uniting the client service and broking activities inherent in these areas, BSD can optimize the level of protection and cost-effectiveness of client programs.

After two years of rate hikes and coverage restrictions, the property/casualty market began to stabilize in 2003, but our clients' interest in alternative risk mechanisms such as captives remained strong.

Taking advantage of opportunities created by the hard market and our reputation in the industry, BSD recruited a record number of highly-skilled professionals during 2001 and 2002. Many of these individuals were recruited to augment the strength of the various niche practice groups. After acclimating to our company and our culture, these new associates really began to hit their stride in 2003, generating substantial new business for the division. Some of those associates opened new offices in Manhattan and Atlanta in 2001 and 2002. Those offices have had phenomenal success in very important markets.

After two years of rate hikes and coverage restrictions, the property/casualty market began to stabilize in 2003, but our clients' interest in alternative risk mechanisms such as captives remained strong. We have exceptional capabilities within both BSD and SMI to address our clients' alternative market needs. BSD's Gallagher Captive Services established two new group captives in 2003 — one to provide coverages

Skidmore College



"Gallagher is a big company, but the people we work with make us feel as though we are the most important client they have. The level of service we enjoy from them is dramatically different from what we've had in the past. Gallagher understands who we are. They understand the dynamics of a college campus and have been excellent in helping me manage risk effectively while not discouraging students from having a whole experience. This has been a wonderful partnership in every sense of the word!"

Christine Kaczmarek
Director, Business Services
Skidmore College

to diocese and archdiocese clients, and another to provide workers compensation, general liability and auto liability to businesses on the West Coast.

Specialty Marketing and International

During 2001 and 2002, SMI grew substantially as a result of the heightened demand for wholesale and reinsurance brokerage, and alternative market products and services. Although property/casualty rates moderated and availability improved in 2003, SMI continued to grow through the outstanding efforts of its diverse team of professionals. All of our property/casualty wholesale, excess/surplus, reinsurance brokerage, international brokerage and offshore captive management operations fall under the SMI banner.

> Gallagher was recognized as the world's 8th largest reinsurance broker in 2003, based on revenues generated by those operations in 2002.

Risk Placement Services, Inc. (RPS), SMI's excess/surplus and wholesale brokerage arm, added three new merger partners in 2003, increasing our wholesale presence in the Midwest, Northeast and Northwest, and bringing us additional expertise in a variety of areas. RPS Executive Lines expanded beyond its core expertise of management liability into environmental and other specialty insurance products, fueling exceptional organic growth within that unit.

The dramatic growth of the Bermuda underwriting community in 2002 and 2003 has increased Arthur J. Gallagher



Our Brokerage Services Retail Division has developed specific niche areas of expertise to bring the best resources within the company together. Now, with more than 20 niche areas ranging from aviation to healthcare, we work cross-divisionally to pursue new business and better serve existing clients within those niches. Client by client, we are proving that Gallagher's expertise is unmatched.

(Bermuda), Limited's brokerage opportunities on the island with the availability of new talent and resources. In addition to our Bermuda captive operations, Gallagher has domicile capabilities in Hawaii and the Cayman Islands. We also have full reinsurance brokerage capabilities. In fact, Gallagher was recognized as the world's 8th largest reinsurance broker in 2003, based on revenues generated by those operations in 2002.

During the year, Arthur J. Gallagher (UK) Limited created in-house programs underwritten by Lloyd's of London for flood, earthquake and property mortgage impairment, and enhanced its capabilities in a variety of other areas. Our London broker also provided coverages for several energy start-up projects and construction wrap-up programs in developing countries. In late December, it announced the acquisition of Connor Hale Kerslake Limited, a Lloyd's wholesale broker specializing in employers, public and products liability.

Gallagher completed several initiatives in 2003 intended to accelerate the growth of our international book of

> During 2001 and 2002, SMI grew substantially as a result of the heightened demand for wholesale, reinsurance brokerage and alternative market products and services.

business. They included a complete review of our partnership agreements and approval process for our Strategic Alliance Network; formation of an International Committee to facilitate international business development across all operating divisions; and

North Carolina Mutual Life Insurance Company



"The folks at Gallagher are straight shooters — you're not getting a sales pitch, you are getting the honest business forecast. That goes a long way in the broker community, from my perspective. Specifically, working with J.P. Woods means personalized, attentive service. They know the marketplace and have assisted me in enabling NC Mutual to meet some of our business goals. The dental partnership that they helped us create is just one of many things I anticipate doing with the organization."

Arthell Davis
Vice President, Group Operations
North Carolina Mutual Life Insurance Company

expansion of our Worldwide Risk Services Group, which provides support for multinational business development to producers and branches throughout the BSD Retail network. Through our strategic network of leading independent brokers in more than 100 countries, we can address our own clients' needs throughout the world and pursue new business opportunities together.

Gallagher Benefit Services, Inc.

Employer healthcare costs continued to rise at a double-digit pace in 2003, with prescription drugs, the aging workforce, population increases and advances in medical technology all contributing to the increase. GBS, our employee benefits consulting arm, provides a full array of products and services designed to help clients better control these costs.

NiiS/Apex, an actuarial and data analysis provider that GBS acquired in 2002, has been working with other GBS offices to assist their clients in identifying and addressing the cost-drivers within their benefit plans. GBS also picked up an important new capability in 2003 through its acquisition of Waukegan, Ill.-based HR*advantage* LLC, which helps clients analyze their compensation programs, set a target for their total cost of compensation and benefits, and then design compensation programs that reflect their goals.

GBS completed three additional acquisitions in 2003, broadening its benefit consulting and life insurance capabilities. Merger and acquisition opportunities are expected to remain plentiful in 2004. Client demand for full-service benefit consultants continues to drive smaller firms to look for a larger partner with which to join forces.

Reinsurance broker John P. Woods Co., Inc., is part of our Specialty Marketing and International operations. We have dramatically enhanced our specialty insurance and reinsurance brokerage capabilities in recent years while expanding client service capabilities throughout the world. Client by client, we strive for unmatched service in non-traditional brokerage areas.


N C MUTUAL LIFE

Cross-selling opportunities between GBS and BSD are plentiful, and our employee benefit division's formation of eight strategic niches in 2003 will likely add to that growth in 2004. These cross-divisional niches fall within eight areas in which BSD also has large, active niche practice groups: Healthcare, Scholastic K-12, Higher Education, Public Entity, Religious, Hospitality, Transportation and Restaurant. The niches strengthen GBS's market leverage within those areas.

Gallagher Bassett Services, Inc.

GB, the world's largest multiline third-party administrator, had a terrific year in 2003 with 15% organic revenue growth. This growth came on the heels of a flat 2002. Although GB had solid new business production in 2002, the total claim counts of many of its clients, particularly those in the airline, hospitality and restaurant industries, fell substantially due to the impact of the economy and 9/11. This drop had a direct impact on GB because its claims management fees are based upon the number of claims each client generates. Client claim counts began to return to traditional levels in 2003, and GB produced significant new business during the year. GB's Risk Control Consulting Services Division (RCCS) likewise achieved significant growth in both its areas of focus – loss control and appraisal services. RCCS also implemented a new, state-of-the-art workload management system.

Risxfacs.com, GB's premier claims and loss control information management system, increased its number of users by more than 30% in 2003 in its ongoing movement toward a paperless environment.

Landry's Restaurants, Inc.



"Gallagher has an exceptional reputation in the insurance industry and their desire to want to do things right is wonderful. They stay in constant contact with us and have worked hard to understand the restaurant/hospitality industry. Gallagher has also helped us tremendously with our benefits options for our 30,000 employees. We work side by side to get the job done."

Lisa Moore
Vice President of Human Resources
Landry's Restaurants, Inc.

GB's strongest revenue growth in 2003 came from the following areas:

- insurance companies that outsource their claims functions. By year-end, GB was approved as a third-party administrator by 49 carriers.

- captive claims management. Demand from that segment exploded in 2003 and is likely to remain strong throughout 2004.

Risxfacs.com, GB's premier claims and loss control information management system, increased its number of users by more than 30% in 2003 in its ongoing movement toward a paperless environment. By year-end, the site averaged 46,000 visitor sessions and 12 million site hits per month. GB also completed its first direct electronic connection with a medical provider via risxfacs.com, compressing the length of time between when a patient is seen and when GB receives the medical report.

GB opened new offices in Corona, California and Miami, Florida in 2003. On the international front, in December GB acquired the remaining 50% of its Australian joint-venture, Wyatt Gallagher Bassett Pty Ltd, from its former owners. Wyatt GB's staff of 250 risk management professionals serves clients throughout the Australian and New Zealand markets. Since GB entered the venture with the former owner in 1997, Wyatt GB's staff size has expanded by more than 150% to address the growing demand for its services in this important market. GB's operations in the U.K. and Canada also achieved solid revenue growth in 2003.



The Brokerage Services Retail Division and Gallagher Benefit Services work diligently to cross-sell our first-rate products and services, while customizing their offerings to the unique needs of each client they serve. Gallagher Braniff, Inc. and Gallagher Benefit Services of Texas, Inc. work closely with Landry's, a billion-dollar company with approximately 300 restaurants, to fully understand its unique needs as a restaurant/hospitality company. The Restaurant niche is one of eight cross-divisional strategic niches GBS formed in 2003 in areas where BSD already has large, active niches. Client by client, we bring focused expertise to the many industries we serve to make each client experience the most rewarding.

Our approach to this business is simple, but far from simplistic. Beginning with our initial contact, we work diligently to build our clients' trust, earn their respect, and deliver products and services that address their ever-changing needs. Whenever an obstacle presents itself, we tap into the collective expertise of our talented team of professionals to come up with the best available solution. We make a commitment, and the integrity of that commitment is proven client by client.

SUMMARY FINANCIAL DATA BY SEGMENT

(in millions, except per share and employee data)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
BROKERAGE SEGMENT					
Total revenues	**$ 848.5**	**$ 740.2**	**$ 577.3**	**$ 515.8**	**$ 492.8**
Compensation	482.1	424.0	325.7	285.9	264.6
Operating	172.2	150.0	121.8	120.0	120.8
Depreciation and amortization	21.9	17.5	12.3	12.5	12.9
Total expenses	**676.2**	**591.5**	**459.8**	**418.4**	**398.3**
Earnings before income taxes	172.3	148.7	117.5	97.4	94.5
Provision for income taxes	42.1	44.6	13.5	28.8	32.1
Net earnings	**$ 130.2**	**$ 104.1**	**$ 104.0**	**$ 68.6**	**$ 62.4**
Diluted net earnings per share	$ 1.40	$ 1.13	$ 1.15	$ 0.77	$ 0.73
Growth - Total revenues	15%	28%	12%	5%	6%
Growth - Net earnings	25%	0%	52%	10%	15%

	Year Ended December 31,				
	2003	2002	2001	2000	1999
RISK MANAGEMENT SEGMENT					
Total revenues	**$ 321.7**	**$ 281.2**	**$ 264.7**	**$ 232.3**	**$ 188.4**
Compensation	178.7	159.9	150.2	127.3	99.6
Operating	90.6	80.4	75.7	67.2	63.5
Depreciation and amortization	9.5	9.3	7.5	6.0	4.6
Total expenses	**278.8**	**249.6**	**233.4**	**200.5**	**167.7**
Earnings before income taxes	42.9	31.6	31.3	31.8	20.7
Provision for income taxes	10.4	9.4	3.8	9.9	7.2
Net earnings	**$ 32.5**	**$ 22.2**	**$ 27.5**	**$ 21.9**	**$ 13.5**
Diluted net earnings per share	$ 0.35	$ 0.24	$ 0.31	$ 0.24	$ 0.16
Growth - Total revenues	14%	6%	14%	23%	12%
Growth - Net earnings	46%	-19%	26%	63%	28%

	Year Ended December 31,				
	2003	2002	2001	2000	1999
FINANCIAL SERVICES SEGMENT					
Total revenues	**$ 93.6**	**$ 38.9**	**$ 46.0**	**$ 26.4**	**$ 18.0**
Investment and interest expenses	105.8	28.1	49.7	21.0	5.9
Depreciation	9.7	5.6	3.3	0.9	0.3
Total expenses	**115.5**	**33.7**	**53.0**	**21.9**	**6.2**
Earnings (loss) before income taxes	(21.9)	5.2	(7.0)	4.5	11.8
Provision (benefit) for income taxes	(5.4)	1.6	(0.8)	2.0	4.5
Net earnings (loss)	**$ (16.5)**	**$ 3.6**	**$ (6.2)**	**$ 2.5**	**$ 7.3**
Diluted net earnings (loss) per share	$ (0.18)	$ 0.04	$ (0.07)	$ 0.03	$ 0.08

BROKERAGE SEGMENT



GROSS COMMISSIONS & FEES
IN MILLIONS OF DOLLARS
1000
900
800
700
600
500
400
300
200
100
0
489
524
600
772
882
99
00
01
02
03



PRETAX EARNINGS
IN MILLIONS OF DOLLARS
200
180
160
140
120
100
80
60
40
20
0
95
97
118
149
172
99
00
01
02
03

RISK MANAGEMENT SEGMENT



FEES
IN MILLIONS OF DOLLARS
350
300
250
200
150
100
50
0
188
231
264
280
321
99
00
01
02
03



PRETAX EARNINGS
IN MILLIONS OF DOLLARS
45
40
35
30
25
20
15
10
5
0
21
32
31
32
43
99
00
01
02
03

FINANCIAL SERVICES SEGMENT



ASSETS UNDER MANAGEMENT
IN MILLIONS OF DOLLARS
300
275
250
225
200
175
150
298
205
02
03

SUMMARY FINANCIAL DATA
CONSOLIDATED

(in millions, except per share and employee data)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
CONSOLIDATED					
Total revenues	**$ 1,263.8**	**$ 1,060.3**	**$ 888.0**	**$ 774.5**	**$ 699.2**
Compensation	660.8	583.9	475.9	413.2	364.2
Operating, investment and interest	368.6	258.5	247.2	208.2	190.2
Depreciation and amortization	41.1	32.4	23.1	19.4	17.8
Total expenses	**1,070.5**	**874.8**	**746.2**	**640.8**	**572.2**
Earnings before income taxes	193.3	185.5	141.8	133.7	127.0
Provision for income taxes	47.1	55.6	16.5	40.7	43.8
Net earnings	**$ 146.2**	**$ 129.9**	**$ 125.3**	**$ 93.0**	**$ 83.2**
Diluted net earnings per share	**$ 1.57**	**$ 1.41**	**$ 1.39**	**$ 1.04**	**$ 0.97**
Dividends declared per share	**$ 0.72**	**$ 0.60**	**$ 0.52**	**$ 0.46**	**$ 0.40**
Growth - Total revenues	19%	19%	15%	11%	9%
Growth - Net earnings	13%	4%	35%	12%	24%
Summary Balance Sheet					
Assets					
Current assets	$ 2,107.9	$ 1,773.6	$ 1,563.0	$ 1,229.3	$ 1,087.6
Noncurrent and net fixed assets	570.8	554.9	517.0	381.4	260.9
Goodwill and net amortizable intangibles	222.9	135.1	65.4	16.1	15.8
Total assets	$ 2,901.6	$ 2,463.6	$ 2,145.4	$ 1,626.8	$ 1,364.3
Liabilities and Stockholders' Equity					
Current liabilities	$ 2,061.3	$ 1,749.6	$ 1,638.0	$ 1,164.6	$ 1,069.5
Long-term investment related debt (less current portion)	122.1	128.3	96.7	103.9	13.9
Other noncurrent liabilities	99.1	57.5	39.1	29.4	20.1
Total liabilities	2,282.5	1,935.4	1,773.8	1,297.9	1,103.5
Stockholders' equity	619.1	528.2	371.6	328.9	260.8
Total liabilities and stockholders' equity	$ 2,901.6	$ 2,463.6	$ 2,145.4	$ 1,626.8	$ 1,364.3
Summary Statement of Cash Flow					
Net cash provided by operating activities	$ 229.0	$ 149.7	$ 131.5	$ 169.4	$ 97.4
Net cash used by investing activities	(45.8)	(48.7)	(85.0)	(71.3)	(43.8)
Cash flow from financing activities:					
Repurchases of common stock	(80.8)	(11.7)	(104.1)	(31.3)	(18.4)
Dividends paid	(61.9)	(50.4)	(41.6)	(33.8)	(28.0)
All other	0.5	15.1	48.4	18.0	(48.7)
Net cash used by financing activities	(142.2)	(47.0)	(97.3)	(47.1)	(95.1)
Net increase (decrease) in cash and cash equivalents	$ 41.0	$ 54.0	$ (50.8)	$ 51.0	$ (41.5)
Common Stock and Other Selected Data					
Dividends declared per share	$ 0.72	$ 0.60	$ 0.52	$ 0.46	$ 0.40
Diluted weighted shares outstanding (000's)	93,292	91,861	90,127	88,967	85,606
Common shares repurchased (000's)	2,864	478	3,359	1,500	1,524
Tangible net worth (1)	$ 396.2	$ 393.1	$ 306.2	$ 312.8	$ 245.0
Book value per share	$ 6.88	$ 5.97	$ 4.37	$ 3.89	$ 3.17
Tangible book value per share (2)	$ 4.40	$ 4.44	$ 3.60	$ 3.70	$ 2.98

(1) Represents total stockholders' equity less net goodwill and net amortizable intangible assets.

(2) Represents tangible net worth divided by the common shares outstanding at the end of the year.

OFFICES

Arthur J. Gallagher & Co.'s divisions, subsidiaries and joint-ventures serve clients through sales and service operations across the United States and in eight other countries, and through our Strategic Alliance Network of correspondent brokers and consultants in more than 100 countries around the world.



STRATEGIC ALLIANCE NETWORK

Arthur J. Gallagher & Co. has at least one Strategic Alliance partner in each of the following countries:

ANTIGUA
ARGENTINA
AUSTRALIA
AUSTRIA
AZERBAIJAN
BAHAMAS
BAHRAIN
BARBADOS
BELGIUM
BELIZE
BERMUDA
BOLIVIA
BRAZIL
BRITISH VIRGIN ISLANDS
BRUNEI
CANADA
CHILE
CHINA
COLOMBIA
CONGO (REPUBLIC OF)
COSTA RICA
CROATIA
CURACAO
CZECH REPUBLIC
DENMARK
DOMINICAN REPUBLIC
ECUADOR
EL SALVADOR
FIJI
FINLAND
FRANCE
GERMANY
GREECE
GUAM
GUATEMALA
GUYANA
HAITI
HONDURAS
HONG KONG
HUNGARY
ICELAND
INDIA
INDONESIA
IRELAND
ISRAEL
ITALY
IVORY COAST
JAMAICA
JAPAN
KENYA
KUWAIT
LITHUANIA
LUXEMBOURG
MACAU
MALAWI
MALAYSIA
MALTA
MAURITIUS
MEXICO
MONGOLIA
NETHERLANDS
NEW ZEALAND
NICARAGUA
NORWAY
PANAMA
PARAGUAY
PERU
PHILIPPINES
POLAND
PORTUGAL
PUERTO RICO
QATAR
ROMANIA
RUSSIA
RWANDA
ST. MAARTEN
SAIPAN
SAUDI ARABIA
SCOTLAND
SINGAPORE
SLOVAKIA
SLOVENIA
SOLOMON ISLANDS
SOUTH AFRICA
SOUTH KOREA
SPAIN
SWAZILAND
SWEDEN
SWITZERLAND
TAIWAN
TANZANIA
THAILAND
TRINIDAD
TURKEY
TURKMENISTAN
UGANDA
UNITED ARAB EMIRATES
UNITED KINGDOM
URUGUAY
UZBEKISTAN
VANUATU
VENEZUELA
VIETNAM
YEMEN
ZAIRE
ZAMBIA

GALLAGHER GROUP OF COMPANIES

Arthur J. Gallagher & Co., one of the world's leading insurance brokers, plans and administers a full array of insurance, reinsurance, risk management, self insurance, claims management and employee benefit products and services through an organization of specialized companies and joint-ventures.

BROKERAGE SEGMENT

BROKERAGE SERVICES RETAIL DIVISION

Gallagher's largest division specializes in structuring property/casualty insurance and risk management programs for commercial, industrial, institutional and governmental organizations through its offices in the U.S., and through a network of strategic alliance partners in more than 100 countries around the world.

GALLAGHER BENEFIT SERVICES, INC.

This employee benefits subsidiary offers expertise and guidance in all areas of benefits planning, delivery and administration for a broad range of benefit services, including executive benefits and financial planning, actuarial, data analysis and benchmarking, retirement brokerage and consulting, benefits outsourcing and human resource services.

ARTHUR J. GALLAGHER (UK) LIMITED

This Lloyd's broker directly accesses Lloyd's and other London and international insurance and reinsurance markets, placing risks for Gallagher's own brokers, other brokers/carriers worldwide and direct retail clients across all non-marine and aviation classes.

RISK PLACEMENT SERVICES, INC.

This subsidiary operates as a traditional wholesale broker and managing general agent, working with both Gallagher and non-Gallagher producers, and has access to all major excess/surplus lines carriers. Its operating units include: International Special Risk Services, Inc.; ARM of California; Harbor Excess & Surplus; Castle Insurance Associates, Inc.; SKANCO; Equity Insurance Managers; CAL E&S Brokers, Inc.; National Insurance Professionals Corporation; and **CoverageFirst.com**.

ARTHUR J. GALLAGHER INTERMEDIARIES, INC.

This specialty marketing subsidiary operates as a reinsurance intermediary and surplus lines broker for domestic and captive insurance companies, risk-sharing pools and independent insurance brokers.

GALLAGHER CAPTIVE SERVICES, INC.

This subsidiary specializes in the design and development of group, association and single-parent captives. Its comprehensive captive services encompass feasibility studies, domicile management and program management.

ARTHUR J. GALLAGHER & CO. (BERMUDA) LIMITED

This offshore subsidiary provides access to the many specialized insurance and reinsurance companies operating within the Bermuda marketplace, acting as an intermediary to place excess protection for pools, captives, rent-a-captives, risk retention groups and self-insurance arrangements.

ARTHUR J. GALLAGHER (HAWAII)

Based in Honolulu, this subsidiary provides corporate, financial, regulatory, and insurance management and consulting services to single-parent, risk retention group and association group captives domiciled in the 50th state.

INNOVATIVE RISK SERVICES, INC.

This division facilitates access to Bermuda-based insurance companies for both Gallagher and non-Gallagher producers.

RISK MANAGEMENT PARTNERS LTD.

This operation markets insurance and risk management products and services to U.K. public entities through offices in England and Scotland.

JOHN P. WOODS CO., INC.

This subsidiary provides a full range of property, casualty, accident and health treaty reinsurance, encompassing risk transfer and finite solutions. Additionally, on behalf of clients, it accesses a full array of professional services including actuarial, catastrophe modeling, dynamic financial analysis, financial and capital market alternatives, and strategic planning.

ARTHUR J. GALLAGHER AUSTRALASIA PTY LTD

This is a specialist wholly owned subsidiary, dealing in niche programs, risk management and reinsurance in the Australian market.

ARTHUR J. GALLAGHER ASIA PTE LTD

This subsidiary, with its regional head office situated in Singapore and a satellite office in Kuala Lumpur, Malaysia, handles all classes of reinsurance broking, consultancy and financial risk solutions within the Asian region.

GBS INSURANCE AND FINANCIAL SERVICES, INC.

This provider of life insurance, annuities and long-term care insurance is a managing general agent for dozens of insurance companies and acts as a wholesaler delivering competitive policies and aggressive underwriting for insurance agents.

ARTHUR J. GALLAGHER MIDDLE EAST B.S.c.

This office in Manama, Bahrain is a joint-venture between Arthur J. Gallagher (UK) Limited and Arabian Brokers for Insurance and Reinsurance E.C. It handles facultative reinsurance needs for the Middle East region.

RISK MANAGEMENT SEGMENT

GALLAGHER BASSETT SERVICES, INC.

This subsidiary provides a broad range of risk management services — including claims and information management, risk control consulting and appraisal services — to help corporations and institutions reduce their cost of risk.

GALLAGHER BENEFIT ADMINISTRATORS, INC.

This third-party claims administrator serves the self-funded employee benefits marketplace by offering integrated health benefit plan administration through the use of innovative reporting capabilities, customized healthcare options, claims management systems technology and utilization management services.



GALLAGHER BASSETT (UK)

This Gallagher Bassett subsidiary provides Pan-European claims management, loss control and information management services to clients.

GALLAGHER BASSETT CANADA INC.

A subsidiary of Gallagher Bassett, this operation provides claims management, appraisal and information management services to Canadian and U.S. clients.

WYATT GALLAGHER BASSETT PTY LTD

This subsidiary provides loss adjusting, marine and aviation surveying, claims management services and risk control consulting services throughout Australia.

MOUNTAINVIEW SOFTWARE CORPORATION

MountainView Software Corporation designs standardized and customized electronic claims reporting and claims management software that enables users to submit/view claims such as OSHA 300, workers compensation, state First Report of Injury, property, and general and auto liability via the Internet, as well as generate loss run and claims analysis reports.

FINANCIAL SERVICES SEGMENT

AJG FINANCIAL SERVICES, INC.

This subsidiary is responsible for the management of Gallagher's investments, which include fiduciary funds, marketable and other equity securities, plus tax-advantaged, real estate and other select investments. It combines the invested assets of Gallagher in order to maximize the return to the company.

BOARD OF DIRECTORS

ROBERT E. GALLAGHER [1]
Chairman of the Board

J. PATRICK GALLAGHER, JR. [1]
President and Chief Executive Officer

T. KIMBALL BROOKER [3,4]
President, Barbara Oil Company (investments)

GARY P. COUGHLAN [2,4]
Former Senior Vice President and Chief Financial Officer, Abbott Laboratories

ILENE S. GORDON [2,3]
President, Food Packaging Americas, Alcan Inc.

ELBERT O. HAND [2,3]
Chairman of the Board, Hartmarx Corporation

DAVID S. JOHNSON
President, North America Commercial, Kraft Foods, Inc.

JAMES R. WIMMER [2,3,4]
Lawyer and former Partner, Lord, Bissell & Brook

[1] Member of the Executive Committee.
[2] Member of the Nominating/Governance Committee.
[3] Member of the Compensation Committee.
[4] Member of the Audit Committee.

EXECUTIVE MANAGEMENT COMMITTEE

JAMES W. DURKIN, JR.
Corporate Vice President
President, Gallagher Benefit Services, Inc.

JAMES S. GAULT
Corporate Vice President
President and Chief Operating Officer, Brokerage Services Division

DOUGLAS K. HOWELL
Corporate Vice President and Chief Financial Officer

DAVID E. McGURN, JR.
Corporate Vice President
President, Specialty Marketing & International Division

RICHARD J. McKENNA
Corporate Vice President
President, Gallagher Bassett Services, Inc.

JOHN C. ROSENGREN
Corporate Vice President,
General Counsel and Secretary

OTHER CORPORATE OFFICERS

JAMES M. AGNEW
Vice President

JAMES J. BRANIFF III
Vice President

MITCHEL L. BRASHIER
Vice President

EMIL J. BRAVO
Vice President

ELIZABETH J. BRINKERHOFF
Vice President

RICHARD C. CARY
Controller and
Chief Accounting Officer

JOEL D. CAVANESS
Vice President

NORMAN P. DARLING
Vice President

PETER J. DURKALSKI
Vice President

NICHOLAS M. ELSBERG
Vice President

THOMAS J. GALLAGHER
Vice President

CHRISTINE D. GREB
Assistant Secretary

CLARK W. JOHNSON
Vice President

BRIAN A. KING
Vice President

JOEL C. KORNREICH
Vice President

JACK H. LAZZARO
Vice President and Treasurer

DAVID R. LONG
Vice President

DAVID L. MARCUS
Vice President

JOHN F. McCAFFREY
Vice President

JAMES G. McFARLANE
Vice President

ANGELO M. NARDI
Vice President

STEVEN A. RING
Vice President

THEODORE A. SKIRVIN II
Vice President

JOHN D. STANCIK
Vice President

MARK P. STRAUCH
Vice President

CRAIG M. VAN DER VOORT
Vice President

GARY M. VAN DER VOORT
Vice President

WARREN G. VAN DER VOORT, JR.
Vice President

PAUL F. WASIKOWSKI
Assistant Treasurer

SALLY WASIKOWSKI
Assistant Treasurer

DAVID M. ZIEGLER
Vice President

GROWTH RECORD 1994-2003

(in millions except per share and employee data)	Average Annual Growth	2003	2002	2001
Revenue Data				
Commissions		$ **746.2**	$ 662.9	$ 539.0
Fees		**456.2**	389.4	324.9
Investment income and other		**102.1**	49.1	59.1
Total gross revenues		$ **1,304.5**	$ 1,101.4	$ 923.0
Dollar growth		$ **203.1**	$ 178.4	$ 122.4
Percent growth	11%	**18%**	19%	15%
Pretax Earnings Data				
Pretax earnings		$ **193.3**	$ 185.5	$ 141.8
Dollar growth		$ **7.8**	$ 43.7	$ 8.1
Percent growth	14%	**4%**	31%	6%
Pretax earnings as a percentage of gross revenues		**15%**	17%	15%
Net Earnings Data				
Net earnings		$ **146.2**	$ 129.9	$ 125.3
Dollar growth		$ **16.3**	$ 4.6	$ 32.3
Percent growth	16%	**13%**	4%	35%
Net earnings as a percentage of gross revenues		**11%**	12%	14%
Share Data				
Shares outstanding at year end		**90.0**	88.5	85.1
Diluted net earnings per share (a)		$ **1.57**	$ 1.41	$ 1.39
Percent growth	14%	**11%**	1%	34%
Employee Data				
Number at year end		**7,206**	7,111	6,499
Number growth		**95**	612	785
Percent growth	6%	**1%**	9%	14%
Total gross revenue per employee (000's) (b)		$ **181**	$ 155	$ 142
Net earnings per employee (000's) (b)		$ **20**	$ 18	$ 19
Common Stock Dividend Data				
Dividends declared per share (c)		$ **.72**	$ .60	$ .52
Total dividends declared		$ **64.8**	$ 52.6	$ 43.5
Percent of net earnings	36%	**44%**	40%	35%
Balance Sheet Data				
Total assets		$ **2,901.6**	$ 2,463.6	$ 2,145.3
Long-term debt less current portion		**122.1**	128.3	96.7
Total stockholders' equity		$ **619.1**	$ 528.2	$ 371.6
Return On Beginning Stockholders' Equity	31%	**28%**	35%	38%

Notes:
(a) Based on the weighted average number of common and common equivalent shares outstanding during the year.
(b) Based on the number of employees at end of year.
(c) Based on the total dividends declared on a share of common stock outstanding during the entire year.

	2000	1999	1998	1997	1996	1995	1994
	$ 472.9	$ 440.8	$ 421.3	$ 392.4	$ 376.1	$ 362.3	$ 330.2
	282.4	235.9	213.4	186.0	176.4	166.1	147.3
	45.3	39.2	25.0	40.5	34.2	26.9	17.1
	$ 800.6	$ 715.9	$ 659.7	$ 618.9	$ 586.7	$ 555.3	$ 494.6
	$ 84.7	$ 56.2	$ 40.8	$ 32.2	$ 31.4	$ 60.7	$ 41.6
	12%	9%	7%	5%	6%	12%	9%
	$ 133.7	$ 127.0	$ 83.2	$ 94.7	$ 80.0	$ 77.6	$ 67.8
	$ 6.7	$ 43.8	$ (11.5)	$ 14.7	$ 2.4	$ 9.8	$ 8.2
	5%	53%	(12%)	18%	3%	14%	14%
	17%	18%	13%	15%	14%	14%	14%
	$ 93.0	$ 83.2	$ 66.9	$ 63.4	$ 53.0	$ 48.4	$ 43.5
	$ 9.8	$ 16.3	$ 3.5	$ 10.4	$ 4.6	$ 4.9	$ 7.5
	12%	24%	6%	20%	10%	11%	21%
	12%	12%	10%	10%	9%	9%	9%
	84.5	82.2	81.2	79.3	78.6	78.9	79.7
	$ 1.04	$ .97	$ .80	$ .78	$ .65	$ .59	$ .53
	7%	21%	3%	20%	10%	11%	23%
	5,714	5,344	5,128	4,907	4,872	4,794	4,382
	370	216	221	35	78	412	224
	7%	4%	5%	1%	2%	9%	5%
	$ 140	$ 134	$ 129	$ 126	$ 120	$ 116	$ 113
	$ 16	$ 16	$ 13	$ 13	$ 11	$ 10	$ 10
	$ .46	$ .40	$ .35	$ .31	$ .29	$ .25	$ .22
	$ 35.5	$ 29.2	$ 24.2	$ 20.4	$ 18.4	$ 15.3	$ 13.2
	38%	35%	36%	32%	35%	32%	30%
	$ 1,626.8	$ 1,364.3	$ 1,243.9	$ 848.7	$ 747.8	$ 692.3	$ 620.7
	103.9	13.9	15.5	-	1.1	2.3	3.4
	$ 328.9	$ 260.8	$ 268.7	$ 239.5	$ 201.8	$ 183.7	$ 157.3
	36%	31%	28%	31%	29%	31%	24%

STOCKHOLDER INFORMATION

Form 10-K

Any stockholder wishing to obtain a copy of Gallagher's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary of Gallagher at the corporate address listed on the back cover. In addition, Gallagher's Annual Report on Form 10-K may be accessed directly at **www.ajg.com**.

Registrar And Transfer Agent

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
(312) 360-5386

Stockholder Inquiries

Communications regarding dividends, lost stock certificates, direct deposit of dividends, change of address, etc., should be directed to Shareholder Services, Computershare Investor Services.

Auditors

Ernst & Young LLP

Annual Meeting

Arthur J. Gallagher & Co.'s 2004 Annual Meeting of Stockholders will be held on Tuesday, May 18, 2004 at 10:00 a.m. at The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143.

Trading Information

Gallagher's common stock is listed on the New York Stock Exchange, trading under the symbol "AJG." The following table sets forth information as to the price range of Gallagher's common stock for the two-year period January 1, 2002 through December 31, 2003 and the dividends declared per common share for such period. The table reflects the range of high and low sales prices per share as reported on the New York Stock Exchange composite listing.

2003 Quarterly Periods	High	Low	Dividends Declared Per Common Share
First	$ 29.75	$ 23.28	$ .18
Second	29.00	23.35	.18
Third	29.06	24.64	.18
Fourth	32.74	26.74	.18
2002 Quarterly Periods			
First	$ 37.24	$ 31.00	$ .15
Second	37.20	32.15	.15
Third	34.90	21.70	.15
Fourth	29.80	22.10	.15

As of December 31, 2003, there were approximately 775 holders of record of Gallagher's common stock.

Cautionary Language Regarding Forward-Looking Statements

This annual report to stockholders contains forward-looking statements, which by their nature involve risks and uncertainties. Gallagher's Annual Report on Form 10-K contains a description of certain factors that may cause actual results to differ from results contemplated by such statements.

PROVEN

CLIENT BY CLIENT

Arthur J. Gallagher & Co.

INTERNATIONAL CORPORATE HEADQUARTERS
THE GALLAGHER CENTRE
TWO PIERCE PLACE
ITASCA, ILLINOIS 60143.3141
TEL 630.773.3800 FAX 630.285.4000 www.ajg.co

Arthur J. Gallagher & Co.

PROVEN
CLIENT BY CLIENT

CONTENTS

Annual Review

Financial Review

Arthur J. Gallagher & Co.

INTERNATIONAL CORPORATE HEADQUARTERS
THE GALLAGHER CENTRE
TWO PIERCE PLACE
ITASCA, ILLINOIS 60143.3141
TEL 630.773.3800 FAX 630.285.4000 www.ajg.com